SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

15 March 2023

PRUDENTIAL PLC FULL YEAR 2022 RESULTS

A RESILIENT PERFORMANCE IN 2022, WELL POSITIONED FOR OPPORTUNITIES IN 2023 AND BEYOND

Performance highlights for the continuing business on a constant (and actual) exchange rate basis1
●
APE sales2 up 9 per cent (5 per cent) to $4,393 million with both agency and bancassurance channels delivering APE sales growth in the second half of 2022
●
New business profit3 down (11) per cent ((14) per cent) to $2,184 million with the impact of higher volumes being offset by higher interest rates and business mix effects
●
Adjusted operating profit4 up 8 per cent (4 per cent) to $3,375 million
●
EEV operating profit5 up 15 per cent (12 per cent) to $3,952 million. EEV shareholders equity is $42.2 billion, equivalent to 1,534 cents per share
●
GWS shareholder capital surplus over GPCR of $15.6 billion6, equivalent to a cover ratio of 307 per cent6 (2021: 320 per cent7)
●
Operating free surplus generated8 from life and asset management business up 9 per cent (6 per cent) to $2,193 million
●
Second interim dividend of 13.04 cents per share, 18.78 cents per share for the full year, up 9 per cent

"2022 was the first full year for the Group as an Asia and Africa focused business. We have delivered a resilient performance against a backdrop of Covid-19-related disruption and broader macroeconomic volatility. The results reflect the advantage of our diversified business model across the Asia region, highlighted by a balanced contribution to APE sales and new business profit from Hong Kong, the Chinese Mainland and Taiwan and from South-east Asia, including Singapore, Indonesia and Malaysia.

"The removal of the bulk of Covid-19-related restrictions across the region and the progressive opening up of the Chinese Mainland economy has meant that 2023 has started well with encouraging progress in year-on-year sales, with Group-wide APE sales for the two months ended February 2023 up 15 per cent9 over the prior year. In Hong Kong we have seen a gradual increase in cross-border traffic from the Chinese Mainland as travel restrictions are eased. Demand for savings products across the Hong Kong business is driving the increase in APE sales in the first two months of 2023.

"I'm honoured to have joined Prudential at such an exciting time with a tremendous opportunity for long term growth ahead of us. As we celebrate our 175th anniversary and 100 years of operations in Asia, the brand is as strong as ever, with leading market positions in many of our key markets. Our progress over recent years is a testament to our people, reflecting their talent and their commitment to serving our customers."

Anil Wadhwani

Chief Executive Officer

Summary financials	Full year 2022 $m	Full year 2021 $m	Change on AER basis1	Change on CER basis1
New business profit3	2,184	2,526	(14)%	(11)%
Operating free surplus generated8	2,193	2,071	6%	9%
Adjusted operating profit4	3,375	3,233	4%	8%
IFRS profit after tax10	1,007	2,214	(55)%	(53)%

	31 Dec 2022		31 Dec 2021
	Total	Per share	Total	Per share
EEV shareholders' equity	$42.2bn	1,534¢	$47.4bn	1,725¢
IFRS shareholders' equity	$17.0bn	617¢	$17.1bn	622¢

IFRS 17 Update

Effective 1 January 2023, the new insurance accounting standard, IFRS 17, will replace IFRS 4. This change will impact the timing of profit recognition and initial shareholders' equity, but will not affect the Group's regulatory capital generation or management, operating free surplus generation, business strategy, EEV basis results or dividend policy.

In summary, we expect an increase in the opening shareholder equity on 1 January 2022 of between $1.8 billion and $2.7 billion, reflecting the positive cumulative impact of net timing differences. The adjusted IFRS shareholders' equity11 is also expected to be more closely aligned with the Group's audited EEV shareholders' equity.

Looking ahead, the Group estimates a decrease in the adjusted IFRS 17 operating profit for 2022 of between $650 million and $850 million compared with IFRS 4. This is largely due to timing differences that led to the increase in shareholders' equity and the removal of one off gains recognised in IFRS 4 that will be smoothed into profit in IFRS 17. More details on the impact of IFRS 17 adoption will be provided in June 2023.

Notes
1    Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statement. All results are presented in US dollars.
2    APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional unaudited financial information for further explanation.
3    New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles. See the basis of preparation to the EEV basis results for further explanation.
4    'Adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations and is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions and other corporate transactions. This alternative performance measure is reconciled to IFRS profit for the period of $1,007 million (2021: $2,214 million) in note B1.1 of the IFRS financial results.
5    EEV operating profit is based on longer-term investment returns and is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions and other corporate transactions, and excludes the effect of changes in economic assumptions and the mark-to-market value movement on core borrowings.
6    Estimated GWS capital position reflects eligible group capital resources in excess of the group prescribed capital requirements (GPCR) attributable to the shareholder business, before allowing for the 2022 second cash interim dividend and the redemption of $0.4 billion of senior debt in January 2023. Further detail on the estimated GWS capital position, including the basis of preparation, is included in note I(i) of the additional unaudited financial information.
7    31 December 2021 comparative amounts include the effect of the adoption of HK RBC, C-ROSS Phase II and the redemption of $1,725 million of subordinated debt completed in January 2022.
8    Operating free surplus generated from insurance and asset management operations before restructuring costs. Definition and further information is set out in 'Movement in Group free surplus' of the EEV basis results.
9    On a constant exchange rate basis.
10  From continuing operations. Comparative figures exclude the results of the Group's discontinued US operations (Jackson).
11  Defined as IFRS 17 shareholders' equity plus tax adjusted contractual service margin and risk adjustment.

Contact:

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Jennifer Tear	+65 8870 8754	William Elderkin	+44 (0)20 3977 9215
Sonia Tsang	+852 5580 7525	Darwin Lam	+852 2918 6348

We expect to announce our Full Year 2022 Results to the Hong Kong Stock Exchange and to the UK financial Media at 12.00pm HKT - 4.00am UKT - 12.00am ET on Wednesday 15 March 2023.

The announcement will be released on the London Stock Exchange at 3.00pm HKT - 7.00am UKT - 3.00am EST on Wednesday 15 March 2023.

A pre-recorded presentation for analysts and investors will be available on-demand from 12pm HKT - 4.00am UKT - 12.00am ET on Wednesday, 15 March 2023 using the following link:https://www.investis-live.com/prudential/63edfe6533aa1a12009e4fda/vdfwae. A copy of the script used in the recorded video will also be available from 12pm HKT - 4.00am UKT - 12.00am ET on Wednesday, 15 March 2023 on Prudential plc's website.

A Q&A event for analysts and investors will be held at 5.00pm HKT - 9.00am UKT - 5.00am ET on Wednesday, 15 March 2023. We offer the option to join us in person or virtually.

Registration to join the Q&A event in person, in the Four Seasons Hong Kong, 8 Finance Street, Central, Hong Kong
To register to attend the event in person, please respond to this message.

Registration to view the Q&A event online
To register to watch the event and submit questions online, please do so via the following link: https://www.investis-live.com/prudential/63ee55c8aaec340f00b5312a/udesc. The webcast will be available to watch afterwards using the same link.

Dial-in details
A dial-in facility will be available to listen to the event and ask questions: please allow 15 minutes ahead of the start time to join the call (lines open half an hour before the call is due to start, i.e. from 4.30pm HKT - 8.30am UKT - 4.30am ET).

Dial-in: +44 (0) 20 3936 2999 (UK and international) / 0800 640 6441 (Freephone UK), Participant access code: 817924. Once participants have entered this code their name and company details will be taken.

Transcript
Following the call a transcript will be published on the results centre page of Prudential's website on Mon, 20 March 2023.

Playback facility
Please use the following for a playback facility: +44 (0) 20 3936 3001 (UK and international), replay code 325964. This will be available from approximately 10.00pm HKT - 2.00pm UKT - 10.00am ET on Wednesday, 15 March until 7.59am HKT - 11.59pm UKT - 7.59am ET on Saturday, 25 March 2023.

About Prudential plc
Prudential plc provides life and health insurance and asset management in 23 markets across Asia and Africa (at 31 December 2022). The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

Strategic and operating review

Following the completion of the Group's restructuring in 2021, our operations are fully dedicated to the life insurance and asset management opportunities in Asia and Africa. Our headquarters and management of the Group are now based in Hong Kong.

Our strategy is aligned with the long-term structural opportunities in Asia and Africa. Across Asia, the middle class is growing and is forecast to increase by 1.5 billion1 by 2030. Prosperity is also rising across the region2. This, combined with a low level of insurance penetration3 and a high level of out-of-pocket health and protection spending4 is driving an estimated $1.8 trillion health protection gap5. In Africa, the population is expected to double to more than two billion6 people by 2050. These long-term trends underpin increasing demand for savings and protection and create significant opportunities for growth and value creatio

We have set out that our purpose is to help people get the most out of life and we put our customers at the heart of everything we do. We strive to meet the needs of our customers and continue to support the development of the capital markets in which we operate. We believe that it is important to the long-term success of our Group that we play a wider role in the societies in which we operate. In Asia and Africa, we seek to promote financial inclusion and a just and inclusive transition to a low-carbon economy. We will use our investments in both corporate and government sectors to promote long-term sustainable development that is equitable for our markets in the context of their historic carbon emissions. We also aim to fulfil our purpose for our employees, one of our greatest assets. As an employer, we have promised to make Prudential a place where our people can connect, grow and succeed.

To further our purpose, we continue to focus on developing our range of products and investing in our distribution channels as well as enhancing and embedding our digital capabilities. In this way, we expand our capacity to help protect our customers from threats to their health and wellbeing, as well as support them to achieve their savings goals. We also remain focused on investing in our people and systems to ensure we have the resources to deliver on our long-term growth strategy and to enhance our operating model to keep pace with our opportunities.

We have strong franchises and operational expertise in both the more developed markets and developing markets in Asia and Africa. We continue to build on our success in the Chinese Mainland where we see substantial opportunity to deepen our presence across a nationwide footprint. With the newly set up Macau branch of the Hong Kong business, we are strengthening our operations to capture the opportunities in the Greater Bay Area and to fully prepare ourselves for the increase in opportunities following the reopening of the border between Hong Kong and the Chinese Mainland. We also see large growth opportunities in South-east Asia, particularly in Indonesia and Thailand, and also in India. Our focus on selected markets in East and West Africa has provided us with exposure to a growing and fast-changing continent since we re-entered Africa in 2014.

We will allocate capital to those markets that we consider to have attractive size and demographic characteristics, and where we believe we have the ability to build and retain competitive advantage. Through leveraging our scale and expertise in those markets we believe we can achieve attractive returns. We have significant investment appetite and capacity to support organic growth through funding the writing of new business and through adding to our existing capabilities, including distribution. We also remain ready to consider strategic inorganic opportunities.

We seek geographic diversification of our Asia operations among Greater China7, our businesses in South-east Asia8 and India.

The first part of 2022 saw Covid-19-related disruption in many of our markets as the Omicron variant increased infection levels and associated social restrictions. Subsequently, most markets have returned to more stable operating conditions, albeit the border between the Chinese Mainland and Hong Kong remained closed throughout 2022. Against this backdrop, APE sales9 increased 9 per cent10 to $4,393 million on a constant exchange rate basis reflecting growth in the second half of 2022 from both agency and bancassurance channels. New business profit11 was down (11) per cent10 with the impact of higher APE sales offset by increased interest rates, most significantly in Hong Kong, and business mix effects. Outside of Hong Kong, new business profit grew by 5 per cent10 to $1.8 billion. Additional commentary on the performance by segment is included in the Operational performance by market section below.

At a Group level, overall adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit12) for 2022 was $3,375 million, 8 per cent10 higher than 2021, reflecting a 6 per cent10 increase from insurance and asset management business and a decline in central expenses13 of 26 per cent10, reflecting lower interest costs. IFRS profit after tax was $1,007 million in 2022 (2021: $2,143 million on a CER basis, $2,214 million on an AER basis), reflecting short-term volatility from the impact of higher interest rates and lower equity markets on the valuation of investments and insurance liabilities, offset in part by the benefit from refinements to the reserving basis following adoption of the Hong Kong Risk-Based Capital regime (HK RBC). The Group's financial performance for the year is further discussed in the Financial Review later in this strategic report.

Customers

Customers are at the heart of everything we do. Our customer-centric strategy has three key pillars:

●
'WE Listen to Understand' the needs of our customers across different segments and build lifelong relationships when we onboard them. For example, our customer segmentation has identified a clear opportunity in further expanding our offering in the family segment leading to the launch of the innovative 'WE DO Family' proposition in 2022. Through the application of a data-driven approach, this proposition helps us identify the needs of our customers based on their life events and individual circumstances, helping us to tailor our offerings and build lifelong relationships. More than 30 per cent of our new customers are from the affluent and advanced affluent segments and over 50 per cent of policies issued are health and protection plans to cover for critical illness, to provide medical reimbursement to cover hospital bills and to give protection against loss of income from acute illness or permanent disability. 43 per cent of our new business profit was contributed by health and protection products. These products and solutions are offered through our multi-channel and integrated distribution and are key to driving long-term business growth.
●
'WE Care' for our customers to deliver value across all the engagements they have with us. At Prudential, we have well-established core expertise in utilising data and insights to improve customer interactions and make operational improvements to provide a differentiated and personalised experience to our customers. At the point of purchasing, smart underwriting using reflexive methods (an approach to inquiries that generates follow up questions based on the initial answer) enables instant underwriting decisions with confirmation of terms. In 2022, 79 per cent of new policies were auto-underwritten and 41 per cent of policies were issued with no human intervention. At the point of claims, 64 per cent of claims are submitted electronically and 31 per cent of all claims are auto-adjudicated for instantaneous approval. These actions supported 46 per cent14 of our APE sales being generated by our customers making a repeat purchase in 2022.
●
'WE Build' customer advocacy by listening to the voice of customers to understand and address their feedback. We have adopted a systematic approach to understanding customer feedback and then applying the insights gained to continually improve our offerings with the aim of delivering best-in-class customer experiences through each touchpoint and interaction. Customer retention remains high at 89 per cent14.

We seek to expand and innovate the coverage of our health and financial security products in an inclusive manner. This entails delivering solutions that recognise the evolution and needs of non-nuclear families, women, religious minorities, small and medium-sized enterprises, and lower-income groups. During 2022, we launched strategic propositions that celebrate 'families of every shape and size'. Across 11 markets, we rolled out a range of new and extended products that are 'Made For Every Family' with progressive term definitions (such as 'Beneficiary') to offer more tailored protection for extended family members.

Our total life customer base increased to 18.3 million15 (2021: 17.7 million15). New policies16 included 2.4 million17 health and protection cases, an increase of 9 per cent when compared with 2021, reflecting our customers' increased focus on this area in light of the pandemic. While these policies were generally smaller in size than in previous years17, we believe that the conversion of these customer interactions into sales by our diverse distribution channels is evidence of the power and quality of the Group's franchise and brand.

Our strategy is to be a customer-centric organisation, driven by customer needs. Customers are active in conducting their own research, for example through search engines and social media; however, when it comes to purchasing decisions on life insurance, given the complexity and emotions, their preferred route is to seek advice. Our multi-channel and integrated distribution strategy enables us to adapt flexibly to changing local market conditions in order to deliver products and services to targeted consumer segments and support our growth ambitions. This distribution network encompasses agency and bancassurance partnerships with a digital platform. Historically, agency contributed around 80 per cent of our overall new business profit in 2019. Asian and African insurance market distribution dynamics have been significantly affected by Covid-19-related restrictions. Over the last three years, our bancassurance sales have been relatively resilient and agency sales have been limited by mobility. As a result, the proportion of new business profit through agency reduced to 55 per cent with the majority of the reduction due to the restriction of the border between the Chinese Mainland and Hong Kong.

Agency

Agency continues to be an integral part of Prudential's brand and customer service platform. Across our markets, we have launched and connected a series of agency growth programmes to build capabilities and expand capacity for our agency platform. Prudential's Futuready Agency programmes aim to give our agency force a defensible competitive advantage by leveraging technology, behavioural science, and analytics to improve their skill sets, capabilities, and external positioning for long-term sustainable growth.

Our Futuready Agency programmes have four areas of emphasis:

●
Attracting talent from target segments. PruVenture is Prudential's signature recruitment programme to attract talent and build a purpose-driven agency force. This has been deployed in seven core agency markets18 and onboarded over 9,800 associates over three years with productivity19 four times higher than standard new recruits. Our profiling assessment, PruDNA, selects individuals with high propensity to succeed. Thirty thousand successful agents went through PruDNA assessment in 2022, prior to joining Prudential.
●
Leading and coaching leaders. PruVerge is Prudential's signature learning programme for the next generation of leaders to help them attract, recruit, coach and build high-performing teams. This has enrolled over 6,000 Verge leaders over two years, where they learn the science of coaching and development utilising a data-driven decision model. We saw an increase in agent recruitment per leader of 50 per cent for the Verge leaders while overall recruitment was up 9 per cent and agent productivity measured by cases per agent increased 6 per cent in the year.
●
Building a premium career path for purpose-driven agents and offering robust professional development. We had over 7,000 agents with production levels that qualified for the Million Dollar Round Table (MDRT) contributing to 42 per cent20 of APE sales in the relevant markets in 2022.
●
Nurturing prospects by reimagining every aspect of prospecting, engaging, and advising to fit the digital business environment. Agents using PRULeads, our activity and leads management engine, were 30 per cent more productive19 with 32 per cent of agency sales generated using PRULeads21 (2021: circa 30 per cent) from 7.3 million leads22 (2021: 10.2 million) channelled via PRULeads.

Agency generated $1.2 billion of new business profit (2021: $1.6 billion10) at a margin of 70 per cent (2021: 89 per cent) with sales adversely affected by Covid-19-related restrictions in the first half of 2022. Sales through our agency business represent 61 per cent of our total health and protection APE sales. As the impact of Covid-19 subsides and agency activity resumes, we expect the agency contribution to new business profit to increase while maintaining the diversified distribution mix in line with our strategy.

Bancassurance

Bancassurance plays a key role in our diversified multi-channel platform. We operate the largest independent bancassurance franchise in Asia with access to over 190 bancassurance partners of which 10 are strategic partners. We continue to invest and integrate our insurance solutions into the bank partners' platforms and ecosystems to enable a seamless customer journey, supporting online to offline, virtual face-to-face and self-directed sales. We also leverage our expertise in selling through bank partners to deepen our customer relationships with an emphasis on health and protection solutions.

Bancassurance was our largest channel in 2022, generating $2,225 million in APE sales. Our strategic partnerships, both regionally and locally, contributes 74 per cent of our overall bancassurance APE sales in 2022.

Our continual focus on segment specific propositions and solutions to address comprehensive customer needs resulted in new business profit through the bancassurance channel of $879 million in 2022, representing an increase of 15 per cent10 from 2021, with seven Asian markets and Africa showing double-digit growth10. New health and protection policies sold through the bancassurance channel increased 39 per cent in the year.

Digital

Prudential's digital platform, Pulse, continues to support and enable our agents, customers and distribution partners across Asia and Africa in 19 of our majority owned markets of operation. We are constantly evolving the Pulse proposition as market conditions and the distribution landscape changes. The agility and flexibility of the platform allows us to provide products and services that meet the changing needs of multiple customer segments locally, while also providing up-to-date customer insights and leads to our distribution network. Pulse also supports a wide variety of modules to assist our agency force such as an integrated training and recruitment solution, 'real-time' management information tools and AI-powered analytics. From a technology standpoint, the Pulse platform utilises a one platform approach, allowing Prudential to consolidate and reduce IT investment over the long term as well as accelerate application development and deployment across our many markets. We remain committed to the strategic pillars which have driven our digital transformation and underpin our digital strategy. These are outlined below:

●
Accelerating our digitally-enabled model of distribution via PRUForce;
●
Improving servicing of existing and new customers via PRUServices;
●
Strengthening our direct digital insurance suite of product and services; and
●
Nurturing new business verticals and partnerships to drive future customer acquisition opportunities.

PRUForce, our agency tool on the Pulse platform, has allowed our agents to be more efficient, reaching and managing multiple customers at a time, whilst still maintaining a personalised approach. We continue to improve and refine this approach, with PRUForce central to the evolution of our agency network. PRUForce is live in six markets and offers our agents the competitive advantage by allowing them to stay connected with customers, building trust and providing personalised advice.

Accelerating the digital enablement of our distribution network remains critical for Prudential. We provide a full set of digital capabilities enabling agents to interact with customers via a multi-channel approach. The use of data and analytics helps accelerate our aspiration to support and increase sales productivity from those within our organisation, to those of our distribution partners. From a data security perspective, we have developed a common bancassurance gateway which can manage all transactions securely between any bank and Prudential's businesses, ensuring data security and privacy is always top of mind.

PRUServices is our digital customer servicing platform, allowing customers and agents to access their policy claims, payments, and benefits. Customers and agents can manage policies, from tracking the status of a policy proposal to reinstating a lapsed policy, via self-service features on the platform. PRUServices is live in nine markets. We aim to deliver a seamless digital experience for customers through an effective end-to-end journey. We believe this will strengthen customer affinity toward Prudential, reduce attrition of the in-force policy values and support the value represented by our installed customer base.

Furthermore, the ability to embed insurance products in our ecosystem and in core offerings from our partners is critical. To offer these products dynamically and seamlessly to the broadest possible market is only achievable via a digital platform. We have strengthened our direct product suite, including the launch of endowment products in several markets both via Pulse and through partners' mobile apps. This has enabled us to capture a larger pool of insurance customers from a wider range of socio-economic segments. Our life insurance joint venture in the Chinese Mainland and our associate in India maintain their own high-quality offerings via digital platforms with further details provided in the relevant sections that follow.

Finally, we have expanded our collaboration with new partners. For example, in October 2022, we entered a strategic partnership with Google Cloud to make healthcare and financial security more accessible across Asia and Africa. This strategic partnership supports our broader digital strategy to leverage AI and advanced analytics to transform the customer and agent experience and lower barriers to accessing financial services.

Asset and wealth management

Eastspring Investments ('Eastspring') is the pan-Asia asset management arm of Prudential with a presence in 11 Asian markets23 as well as distribution offices in North America and Europe. Eastspring is a top-10 asset manager in six of these markets24 managing or advising on $221.4 billion in assets25. Eastspring is well placed to address the saving and investment needs of customers across the region through a team of 300 investment professionals with local market expertise. Eastspring also benefits from reliable and stable fund inflows from the Group's insurance businesses which, together with its broad regional footprint, it can leverage to meet the long-term opportunity to grow mutual fund penetration from the market's current low base. Eastspring is also playing an important role as an active asset manager and is engaging with investee companies and governments in supporting our commitment to carbon reduction in our insurance company asset portfolio26, allowing us to deliver profitable growth alongside a positive social impact.

During the year, Eastspring's average funds under management or advice decreased by (5) per cent10 to $229.4 billion (2021: $240.9 billion10), reflecting adverse market movements during the year, partially offset by net inflows, including from the Group's insurance business.

As a Group, we see opportunities to deepen our share of the wealth market by providing holistic wealth solutions to our high-net-worth and affluent customers. Our large and diverse customer base, well-positioned agency networks, strong intermediary relationships and leading brand name position us well to better serve this segment and deepen our relationship with our existing customers. Fund solutions occupy a central role in the product proposition, and we are focused on offering customer choice and access to top fund managers and innovative portfolio options. Our aim is to distinguish ourselves in this market through our service to customers and additional value-added services, such as consultation with independent panels providing legal and estate planning advice.

People

The Group employs over 14,000 members of staff27. As an employer, we have made a promise to make Prudential a place where our people can Connect, Grow and Succeed. A significant part of that pledge to employees is preparing them for the future of work, so that they can participate in and contribute confidently to our business transformation. We believe in creating a workforce and a workplace that is innovative, inclusive, and customer-centric. During 2022, we focused on equipping our employees with these future-ready skills through a series of webinars and developing our innovation and design thinking capabilities within the organisation.

Our goal is to empower our people and deepen belonging at Prudential by respecting and appreciating differences. We maintain a culture where diversity is celebrated, and inclusion assured for our people, customers and partners. Building on the launch of PRUCommunities in 2021, our employee-led networks continued to enhance connections and are key to deepening belonging at Prudential. In 2022, we saw the global launch of various communities including PRU Women Empowered, PRU Young Professionals, Women in Tech, Mental Health First Aiders and the intersectional We DO Wellness, joining the well-established PRUPride. We have been included in the Bloomberg Gender Equality Index 2023, being listed on the index for the third successive year.

Leadership developments

2022 saw a number of leadership changes to support the ongoing evolution of the Group. The internal promotions during the year of James Turner to Group Chief Financial Officer and Avnish Kalra to Group Chief Risk and Compliance Officer, demonstrate Prudential's bench-strength and ability to focus on operational delivery by leveraging continuity in executive leadership. In addition, the Group continues to benefit from broad based and experienced local leadership teams who are deeply rooted in their markets.

During 2022 Seck Wai-Kwong, CEO, Eastspring; Dennis Tan, CEO, Prudential Singapore; Lilian Ng, CEO, Insurance; and Solmaz Altin, Group Chief Strategy and Transformation Officer, were all promoted to the Group Executive Committee (GEC). Mr Tan, Ms Ng and Mr Altin were promoted to Managing Directors of the Strategic Business Groups, which consist of selected markets. Mr Seck remains responsible for the growth of Eastspring's business and the delivery of its investment performance. Prudential's leadership team was further enhanced with the appointment of Lawrence Lam as the new CEO of the Hong Kong insurance business and Bundit Jiamanukoonkit (Kenny) as the new CEO of the Thailand insurance business.

Outlook

We continue to believe that the Group's multi-channel, digitally enabled distribution model positions us well to capture the opportunities open to us, and this competitive advantage, alongside our distinctive geographical footprint and customer-centric product range enables us to deliver a resilient performance.

There are signs that Covid-19-related impacts in many of our markets have stabilised, albeit operating conditions may continue to be challenging given the volatile macroeconomic environment and increasing risks of inflation. We enter 2023 with a resilient balance sheet and strong capital position, which we believe will enable us to manage these uncertainties and capture the resulting opportunities that arise.

We are encouraged by the year-on-year sales growth we have seen in the first two months of 2023. Our actions to maintain and build agent capacity and our continued innovation to broaden our product proposition mean we stand ready to serve our customers across all our markets. In particular, we are well positioned in Hong Kong and the Chinese Mainland to take advantage of the opportunities that we expect to arise as Covid-19-related restrictions are eased. We have seen a gradual increase in cross-border traffic with sales in the first two months of 2023 driven predominately by savings products.

We remain confident that we have the financial resilience, capital strength and capability to meet the growing protection and savings needs of our customers in Asia and Africa. By doing so, we believe we will deliver on our purpose to help people get the most out of life and also build value for our shareholders over the long term.

Operational performance by market

The following commentary provides an update on the operational capabilities and performance for each of the Group's segments. Discussion of the financial performance of the Group and its segments, including adjusted operating profit, is contained separately in the Financial review section of this Strategic report.

Chinese Mainland - CITIC Prudential Life (CPL)

		Actual exchange rate		Constant exchange rate
	2022	2021	Change	2021	Change
APE sales ($m)	884	776	14%	743	19%
New business profit ($m)	387	352	10%	337	15%
New business margin (%)	44	45	(1)ppt	45	(1)ppt
Adjusted operating profit ($m)*	368	343	7%	329	12%
IFRS profit after tax ($m)	(144)	278	(152)%	266	(154)%
Amounts included in the table above represent the Group's 50 per cent share.
* Adjusted operating profit and Group IFRS profit after tax are discussed separately in the Financial review section of this Strategic report.

The Chinese Mainland continues to present significant growth opportunities for the Group, with a population of circa 1.4 billion28, with low levels of insurance penetration and an estimated health and protection gap of $805 billion5. Furthermore, a number of factors also support further growth both in health and protection as well as retirement planning products and services. These include regulatory proposals which are conducive to the long-term development of insurance markets as well as favourable demographics such as an ageing population, emerging middle class and rapid urbanisation. The recent announcement made by the China Banking and Insurance Regulatory Commission (CBIRC) to reform private pension schemes offers a significant opportunity for foreign insurers with strong financial capability and deep expertise in retirement planning products.

Prudential's life business in the Chinese Mainland, CPL, is a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate. CPL benefits from the strong brands of both shareholders and a balanced distribution network with strength in agency and bancassurance and a well-diversified product range. CPL is a powerful franchise with an extensive footprint across 23 branches. CPL is focused on the affluent and upper affluent segments of the market where there is more stability of income and employment. CPL's diverse footprint supported its resilient performance with its Greater Bay Area cluster and Beijing new business profit growing at 72 per cent and 18 per cent respectively, offsetting some softness in Shanghai and surrounding cities which were most affected by Covid-19 surges during the first half of the year. Overall, CPL has more than doubled new business profit between 2017 and 2022, and it continues to outperform the market; the total Chinese Mainland industry-wide measure of gross written premium increased by 3 per cent in the year, while CPL, on the same basis, saw an increase of 16 per cent29 in 2022. We believe that these operational outcomes are due to CPL seeking to put customers first and to enrich their health and wealth journeys. As Covid-19-related controls are progressively removed, CPL will continue to use its multi-distribution platform to serve the insurance needs of customers in terms of health, protection, long-term savings and retirement planning and expects to see a more balanced mix of sales from agency and bancassurance going forward.

New business performance during 2022

CPL is the largest single market contributor to the Group's total APE sales in 2022. Despite isolated lockdowns, CPL achieved APE sales growth of 19 per cent10 to $884 million. This resilient growth has been underpinned by a diversified distribution strategy with a high-quality agency force and strong partnerships with banks delivering customer-centric protection and savings solutions.

The 19 per cent10 growth in APE sales was driven by stronger growth in the bancassurance channel (an increase of 32 per cent10), with the agency business being consolidated with the aim of driving quality throughout 2022 resulting in an overall decrease of (7) per cent10 in the year. In the first half of 2021 agency sales benefited from the effect of regulatory changes in the definition of critical illness coverage, which did not recur in the current year, lowering APE sales by (11) per cent10 in the first half of 2022. Agency APE sales in the second half of 2022 were 6 per cent10 higher than the equivalent period in the prior year.

APE sales growth led to a 15 per cent10 increase in overall new business profit for 2022 compared with the same period in 2021 and is now 44 per cent10 higher than that of the pre-pandemic year, 2019. Overall new business margins were marginally lower at 44 per cent (2021: 45 per cent). Agency margin was 65 per cent (2021: 71 per cent) and bancassurance margin was 43 per cent (2021: 39 per cent).

Delivering customer-led solutions

CPL seeks to address customers' financial security and wellbeing at different life stages, with built-in related services enriching the overall customer propositions. Solutions and services are combined in an ecosystem that provides an integrated experience, which seeks to identify and meet the customers' needs and so strengthens relationships with them for the long term.

During 2022 CPL continued to develop customised protection solutions. One specialised critical illness product that was specifically developed to meet the needs of customers in the Greater Bay Area of the Chinese Mainland contributed 21 per cent of CPL's relevant APE sales in that area. Beyond protection, CPL expanded its concierge service network to not only cover healthcare needs, including specialist consultation on treatment options, priority hospital access and mental health rehabilitation services, but also through development of our retirement and planning concierge service. This expansion includes extension of CPL's retirement village network to cover 17 institutions in seven cities.

CPL is enhancing the digital experience to its customers and distributors, including through its mobile first Xin Yi Tong app. CPL's 'Virtual Lounge' leverages technology to humanise the connection between the agent and the customer. The technology's ease of use by customers has been recognised by digital media. In fact, CPL's business continues to report one of the highest virtual sales30 rates among the Group's businesses, at over 80 per cent.

Multi-channel distribution

CPL continues to focus on building a professional, high-quality agency force, with a strong understanding of our health, protection and retirement planning products. CPL has over 15,200 agents that serve customers across the country. While CPL's agency channel continues to go through a period of rationalisation along with the overall industry, CPL's agency force shows signs of stabilising in numbers as well as improvements in quality, with APE sales per active agent rising 9 per cent. CPL had over 1,000 agents with production levels that qualified for the Million Dollar Round Table (MDRT) in 2022. CPL is providing agents with advanced tools and techniques that help them engage with customers in order to provide solutions tailored to their needs and manage the conversion of leads to completed sales. Over time, as CPL's agency force continues to mature and build experience, we expect this to result in further enhancement in productivity, providing additional support to the growth trajectory in CPL.

Meanwhile, CPL also continues to build out its bancassurance distribution network, adding 11 partners. China Merchant Bank has become a significant partner in the Greater Bay Area and beyond. CPL has a network of 59 bancassurance partners with access to over 6,600 branches across the Chinese Mainland. Importantly, these relationships are strengthened and enhanced by local 3,200 insurance specialists catering to customers of the banks. This has resulted in higher levels of new business from the bank channel and supported an improvement in product mix. We believe that this highly effective service model supported the 45 per cent10 growth in new business profit in the bancassurance channel. Consistent with the ongoing regulatory developments in terms of capital management and customer conduct in the industry, we expect that refinements in the product features may, in the short-term, impact volumes but CPL continues to evolve its product set so that focus remains on meeting customer demands.

Hong Kong

		Actual exchange rate		Constant exchange rate
	2022	2021	Change	2021	Change
APE sales ($m)	522	550	(5)%	546	(4)%
New business profit ($m)	384	736	(48)%	731	(47)%
New business margin (%)	74	134	(60)ppts	134	(60)ppts
Adjusted operating profit ($m)*	1,036	975	6%	969	7%
IFRS profit after tax ($m)	(211)	1,068	(120)%	1,060	(120)%
* Adjusted operating profit and Group IFRS profit after tax are discussed separately in the Financial review section of this Strategic report.

Prudential has a strong and reputable brand in Hong Kong and serves over 1.3 million customers. The fifth wave of the Covid-19 epidemic significantly decreased the amount of economic activity in Hong Kong, especially during the first half of the year with the impact compounded by restrictions on cross-border travel.

Demand for insurance products and solutions centres around retirement, legacy planning and health protection. Retirement savings needs are driven by a de minimis social security net, very limited employer contribution schemes and increasing longevity and rising dependency ratios. As a result, the average member of the Hong Kong population has no option but to voluntarily purchase savings and insurance products. In addition, an awareness of the need for health and protection products is generally high: an ageing population, relatively low benefit growth schemes offered by employers, the government's desire to manage down medical expenditure from the public purse and the rising cost of medical attention shape the market for these sorts of products. These needs and concerns from Hong Kong consumers are also relevant to Chinese Mainland visitors. 86 per cent of those surveyed said they are likely to purchase insurance in Hong Kong for legacy planning and health protection.

Chinese Mainland customers remain an important customer segment for the Hong Kong business and represented around 50 per cent of Hong Kong's policies sold in 2019, prior to the Covid-19 pandemic. We believe that Chinese Mainland customers continue to provide a significant long-term opportunity for the Hong Kong insurance industry, an opportunity Prudential Hong Kong remains focused upon, despite the fact that sales momentum has been severely impacted by the restriction on cross-border travel since late January 2020. The fundamental reasons for Chinese Mainland customers buying insurance products in Hong Kong remain the same, including diversification in terms of currency and asset class, access to professional financial advice with a broad product spectrum and access to high-quality medical care available in Hong Kong, amongst other factors. As a result, we expect to see the gradual return of this important source of new business as cross-border travel normalises for family and business visits with the resumption of quarantine free travelling. We are well prepared in all aspects, including distribution channels and customer servicing, platforms and systems, to serve Chinese Mainland customers.

We obtained a licence to open our Macau branch in January 2023, strengthening our operations to capture the opportunities in the Greater Bay Area. We are building distribution capabilities having established a strong and experienced leadership team in Macau. We expect that the Macau branch will take some time to establish itself before contributing meaningfully to the Hong Kong business.

New business performance during 2022

Overall APE sales declined by (4) per cent10 in the year to $522 million, with sales through our agency channel adversely affected by the fifth wave of the Covid-19 pandemic in the first half of the year. However we saw a recovery in the second half with APE sales growing by 30 per cent10 compared with the first half, with growth across all channels, demonstrating our capacity to grow once the economy is fully reopened. In fact, based on the latest statistics available from the regulator for the full year, our sales outperformed the market, aided by the timely launch of our signature multi-currency product. Our market share29 of APE sales increased by 2.0 percentage points to 7.4 per cent for 2022 compared with 2021. In the discrete fourth quarter of 2022, we outperformed the market and increased our market share to 12.5 per cent48, an increase of more than 5 percentage points compared with the discrete fourth quarter of 2021. This expanded market share was underpinned by the strong performance and maintenance of sales quality in both agency and bancassurance channels.

New business profit was $384 million, down (47) per cent10, driven by lower sales volumes and a 60 percentage point fall in the new profit margin. The impact of the large rise in US interest rates on the risk discount rate applied under our EEV methodology had a significant impact on new business profitability. Excluding economic impacts, our new business profit was $572 million (2021: $731 million10). Channel and product mix also lowered margins with a lower proportion of agency sales and individual health and protection business in the period.

Delivering customer-led solutions

Our continued pivot to domestic customers has resulted in an overall increase of market share to 7.4 per cent31, based on the latest statistics available from the regulator for 2022, despite fierce competition in the domestic market. Our customer base is stable with a retention rate of over 97 per cent.

The business continues to refresh and upgrade its customer offerings with comprehensive protection and wealth accumulation propositions for affluent customers, for example through the launch of our new multi-currency saving product with a special feature for wealth distribution across generations.

We continue to enhance our health and protection product suite for our customers and potential customers as well as being a leading player and offering a full range of VHIS products to serve our domestic customers. We have fully embraced the government's 'Qualified Deferred Annuity Plan' (QDAP) for retirement and continue to offer a competitive product, making us one of the leading players in the market.

Our investment proposition provides access to international equities and bonds. Our with-profits product offering pools the investments of policyholders and allocates returns based on long-term investment performance. This is a distinct, capital-efficient structure benefiting from significant scale, enabling Prudential to provide differentiated products while generating attractive margins.

Multi-channel distribution

We operate a digitally-enabled multi-distribution platform and provide customers with a choice on how they prefer to be served.

Our agency force accounted for more than 58 per cent of our APE sales in the year. Despite a challenging operating backdrop in the first half of the year, agent activity rebounded in the second half, assisted by our drive to increase activity through customer-centric solutions, enhancing digital capabilities and training and development programmes. The second half of 2022 saw positive momentum with an increase in APE sales for agency channel by 57 per cent, compared with the first half of the year. The average agent case size was up 17 per cent year-on-year on the back of a broadened savings product suite. Agent recruitment has also rebounded 45 per cent in the second half of the year compared with the first half of the year.

On the bancassurance side, we have a long-standing strategic alliance with Standard Chartered Bank which has gone from strength to strength for more than 20 years. We were the leading major non-bank owned insurer in the bancassurance channel and increased our market share, measured by share of APE sales in the latest available public data for 202231, driven by timely launch of new products and robust training and sales motivation.

Indonesia

		Actual exchange rate		Constant exchange rate
	2022	2021	Change	2021	Change
APE sales ($m)	247	252	(2)%	243	2%
New business profit ($m)	125	125	-	120	4%
New business margin (%)	51	50	1ppt	49	2ppts
Adjusted operating profit ($m)*	343	446	(23)%	429	(20)%
IFRS profit after tax ($m)	243	362	(33)%	348	(30)%
* Adjusted operating profit and Group IFRS profit after tax are discussed separately in the Financial review section of this Strategic report.

Indonesia remains a critical market for Prudential. It is expected to contribute more than a third of ASEAN's economic growth32 between now and 2026, hence long-term growth prospects remain extremely favourable. We see strong growth prospects specifically in the Syariah segment given low insurance penetration rates, a substantial protection gap and a sizeable Muslim population33.

We regained our leadership position in the Indonesian life market with 11 per cent market share29 by weighted new business premium in 2022. We are also the market leader in the agency segment with 28 per cent of market share29, and a market leader in the fast-growing Syariah segment, with 32 per cent market share29.

In 2022, we became the first multi-national insurer to set up a dedicated Syariah life insurance entity in Indonesia as part of our strategy to meet the growing demands for Syariah solutions and support the growth of the Syariah community and economy. Our innovative product capabilities, coupled with a multi-channel distribution network, puts us in a strong position to grow our business and expand our customer reach.

Having completed a comprehensive refresh of our product offering, we recently initiated a transformation programme for the operations of the Indonesian business, looking to refresh the existing agency model, rejuvenate the sales capability, improve productivity per agent, and drive higher performance through operational efficiency. This aims to consolidate our position in what is a large and vastly under-insured market, recovering from a challenging economic backdrop and operating environment.

New business performance during 2022

Overall APE sales increased by 2 per cent10 in the year to $247 million, despite Covid-19-related restrictions hampering sales activity in the first half of the year, limiting face-to-face interactions, and resulting in reduced footfall within bank branches. Mitigation efforts included leveraging our digital infrastructure to drive sales which, combined with restrictions easing in the second half of 2022, contributed to a 30 per cent10 increase in APE sales for the second half of 2022 compared with the first half of the year, and an overall increase in APE sales of 7 per cent in the second half of the year compared with the second half of 2021. Overall new business profit increased by 4 per cent10 compared with 2021 reflecting higher sales volumes and a small increase in profit margin to 51 per cent.

Delivering customer-led solutions

We continue to focus on maintaining our market leadership by broadening our propositions, delivering sound advice and solutions, providing a superior customer experience, enhancing operational effectiveness, and exploring new avenues for customer acquisition.

In terms of product propositions, we leveraged our dedicated Syariah life insurance entity in Indonesia by launching several new products in 2022. This included a first-in-market with yearly renewable term standalone Syariah critical illness product (PRUSolusi Kondisi Kritis Syariah) to meet consumer demand for simple, affordable cover. We also launched an enhanced version of the first-in-market Syariah education savings product, first launched in 2021 (PRUCerah Plus), which supports customers with their children's university education costs. These innovative products further strengthened our competitive position of being the only insurer to offer Syariah traditional insurance solutions across multiple channels.

The business also launched new medical products (PRUSolusi Sehat Plus Pro and PRUSolusi Sehat Plus Pro Syariah) to address the health protection needs of a family, midlife, and younger segments. We also continued to serve the insurance needs of the mass market segments by launching eight bite-sized digital protection offerings in Pulse and on the platforms of three digital partners, enabling us to acquire more than 91,000 new customers.

Multi-channel distribution

Driving the quality and productivity of our agency channel has remained one of our most important priorities. With 980 agents qualifying for the MDRT award in 2022, we are the leader in the agency channel. The shift to full time agents led to a reduction in the overall agency force by (7) per cent to 183,000. This contributed to an improvement in agency productivity19 of 8 per cent compared with 2021. Management actions include a drive to create a long-term career path for agents and a focus on urban areas where there is more scope for operational leverage. Resumption of full face-to-face agency activities followed a relaxation of Covid-19-related restrictions, enabling us to further penetrate the advice-based affluent segment. This contributed to a 26 per cent10 growth in average APE per new policy compared with 2021.

In the bancassurance channel, our long-standing strategic partnerships with SCB and UOB continued in 2022. These strategic partnerships have enabled us to provide solutions to a wide spectrum of customer segments, with SCB focusing on the premier face-to-face segment and UOB serving its customers through multiple distribution models. In addition to SCB and UOB, we have partnerships with other banks on distribution and direct marketing. We are seeking to enhance our bank partnerships particularly in the Syariah space.

Malaysia

		Actual exchange rate		Constant exchange rate
	2022	2021	Change	2021	Change
APE sales ($m)	359	461	(22)%	434	(17)%
New business profit ($m)	159	232	(31)%	219	(27)%
New business margin (%)	44	50	(6)ppts	50	(6)ppts
Adjusted operating profit ($m)*	364	350	4%	330	10%
IFRS profit after tax ($m)	252	265	(5)%	250	1%
* Adjusted operating profit and Group IFRS profit after tax are discussed separately in the Financial review section of this Strategic report.

Significant growth prospects remain in the Malaysian insurance market, given the large protection gap and low level of retirement and healthcare provision in both the public and private sectors. Insurance penetration is still low, especially in the mass market which is a largely Muslim population33. The population of the country is 34 million28, of which over 60 per cent is Muslim33. The Central Bank of Malaysia is actively supporting an increase in access to insurance products for this group through the sponsoring of Takaful market growth34. It has a public target of doubling the number of Malaysians insured under Takaful policy certificates by 2026 through providing financial incentives for the purchasing of private insurance policies34.

In Malaysia, we are the leading life insurer with 18.9 per cent market share29, and we have one of the largest agency forces in the industry. We are the largest Takaful operator in the market with 22.3 per cent market share29 and our Takaful new business sales are 1.4 times greater versus our nearest competitor in this market35.

New business performance during 2022

APE sales declined (17) per cent10 due to both the combined impact of Covid-19-related restrictions in the first half of 2022 and the effect of product repricing in 2021. Excluding the effect of repricing in 2021, APE sales were marginally lower by 2 per cent10. However, as restrictions started to ease, sales improved with the second half of 2022 delivering APE sales that were 15 per cent10 higher than the first half of the year.

New business profit was down (27) per cent10 as compared with 2021, reflecting both lower sales volumes and profit margins, which were adversely impacted by the lower level of agency sales and higher interest rates. This overall decline in new business margins lessened in the second half of the year, as the launch of protection riders to strengthen our medical and critical illness offerings had a favourable impact on business mix in the second half of the year. Our business profile remains resilient with over 97 per cent of our products being regular premium in nature.

Delivering customer-led solutions

Our number of customers was 3.0 million in 2022 with 1.5 million from the conventional business and 1.5 million from the Takaful business, stable year-on-year. We continue to develop new and innovative propositions to address the evolving needs of our customers.

For example, we strengthened our health and protection offering by enhancing our core medical investment-linked proposition, which caters for both new and existing customers. We believe that its benefits offering is unique and supports customers' needs by providing medical protection that automatically increases in value every year, unlimited room and board and ICU stay, and longer pre and post-hospitalisation care. It also rewards customers for staying healthy. The benefits are designed to reinforce the importance of early intervention and consistent annual preventive care. We also provided a one-time offer to all our existing customers to opt-in for pandemic coverage if their existing policy excluded this benefit.

We continued to expand our customer base and drive financial inclusion in the market. Through our partnership with BSN, we have issued over 396,000 BSN Takaful Sakinah health and protection certificates. We have also entered a digital partnership with EPF i-Lindung to offer under-insured Malaysians further protection coverage that can be funded from their Provident Fund accounts. The i-Lindung initiative is aimed at promoting the importance of financial protection amongst the lower income community without the burden of upfront cash outlay.

Multi-channel distribution

Against a challenging operating backdrop, our agency force continued to grow with the workforce increasing 8 per cent over the period to over 24,300. We continued to attract high-quality agents, with a retention ratio that is above market levels. In 2022, we recruited over 7,400 new agents. We upgraded our channel capabilities with digital tools and leads for effective customer prospecting. We will continue to utilise digitalisation as a key enabler for customer and business excellence.

In the bancassurance segment, our product innovation drove APE sales growth of 17 per cent10. Growth prospects remain strong as we continue to build on our strength in the affluent segment and capture opportunities to penetrate the mass market segment across existing bank partners, including SCB, UOB and BSN. The merger of UOB and Citibank's operations in Malaysia will provide potential access to an incremental 500,000 customers.

Singapore

		Actual exchange rate		Constant exchange rate
	2022	2021	Change	2021	Change
APE sales ($m)	770	743	4%	724	6%
New business profit ($m)	499	523	(5)%	510	(2)%
New business margin (%)	65	70	(5)ppts	70	(5)ppts
Adjusted operating profit ($m)*	678	663	2%	646	5%
IFRS profit after tax ($m)	406	394	3%	384	6%
* Adjusted operating profit and Group IFRS profit after tax are discussed separately in the Financial review section of this Strategic report.

As Singaporeans live longer, demand for healthcare will continue to increase - in fact, the overall health protection gap is estimated at $23 billion5, being the measure of the shortfall in finances to fund health expenditure. With increasing prosperity, Singapore is set to have Asia's highest number of millionaires by 203036, demand for wealth management services is high, with life insurance a key part of the suite of products being used for legacy planning and asset diversification.

In Singapore, we are one of the market leaders in protection, savings and investment-linked plans29. We have been serving the financial needs of Singapore residents for more than 90 years, delivering a suite of product offerings and professional advice through our network of more than 5,000 financial consultants and our bank partners.

In 2022, we continued to drive our segment-led customer strategy by further penetrating the high-net-worth segment. In the affluent segment, we intend to strengthen our leadership position with comprehensive health and retirement solutions. We leverage our Pulse app and market-leading Shield offerings to expand our presence in the mass segment. For the younger generation, we are reinvigorating our investment-linked propositions for both the affluent and mass market segments. Finally, we further penetrate the SME segment through our Business@Pulse platform for the employee benefit business.

New business performance during 2022

Overall APE sales increased by 6 per cent10 to $770 million, despite the negative impact of Covid-19-related social movement restrictions on agency sales in the first half of the year. Reflecting these restrictions, agency APE sales declined by (11) per cent10 in the first half of the year compared with the first half of 2021. The easing of these restrictions in the second half contributed to agency APE sales growth of 15 per cent in the second half of the year, compared with the equivalent prior year period, resulting in an overall increase in agency APE sales of 3 per cent10 in the year. Demonstrating the benefit of our balanced channel and diversified product mix, APE sales in our bancassurance channel grew by 11 per cent10 in 2022.

New business profit declined by (2) per cent10, with the impact from higher sales volumes more than offset by lower profit margins, mainly as a result of adverse economics and also impacted by change in product mix.

Delivering customer-led solutions

We saw diversified growth across our wide product offerings in 2022 to meet the health and wealth needs of our customers in Singapore. APE sales to the high-net-worth segment grew 30 per cent10 driven by new channels and services, as well as our effort to deliver superior customer experience. Our enterprise benefit business also delivered good growth with APE sales increasing by 17 per cent10, covering over 3,000 small-to-medium enterprises and over 200,000 employees.

To meet the specific retirement and investment needs of our customers, we have launched PruVantage Wealth, an investment-linked product offering low fees, simplified charges and a wide range of professionally managed fund choices including dividend paying funds and hassle-free model portfolio funds. We are offering innovative plans that integrate both protection and wealth accumulation for younger customers with affordable premiums of 90 SGD per month for 200,000 SGD life and critical illness cover.

Our claims-based pricing model for the PruShield medical reimbursement product enables us to manage our health book sustainably and continue to offer best value for our customers without compromising their medical outcomes.

We continue to improve our customer experience, leveraging digital and technology in our day-to-day operations. Three out of four policies went through instant underwriting engines, which improve productivity and turnaround time. An AI TalkBot with localised dialect was rolled out in 2022 to address customer queries instantly. In addition, the PRUaccess platform is interfaced with SGFindex which enables customers to have a single consolidated view of financial investments within Singapore so that our customers can better plan their financial future. The quality of our customer service is reflected in the form of a high customer retention ratio of 96 per cent.

Multi-channel distribution

The quality and productivity of our agency force continues to improve significantly. The total agency force stood at over 5,000, stable when compared with 2021. Top-tier agents grew at pace as demonstrated by the more than 23 per cent increase in the number of MDRT qualifiers to over 1,200 in 2022. We are the first and only agency force in Singapore, where all agents are subject to the Institute of Banking and Finance (IBF) level 1 qualification. Regular premium APE sales in our agency channel remained strong, and productivity, as measured by APE sales per active agent, rose 2 per cent10, despite the industry headwinds.

In the bancassurance space, with two strategic partners, UOB and SCB, we are gaining access to more than 1.6 million37 active mobile banking customers and 130,000 small and medium enterprises and commercial banking customers37. We continue to work with the banks in serving their customers and focusing on distinct segments such as the affluent and high-net-worth. We have also offered digital wealth solutions on UOB mobile and SCB internet banking platforms. This enabled us to connect directly with customers online or get a lead for customers who prefer face-to-face engagements.

Growth markets and other

		Actual exchange rate		Constant exchange rate
	2022	2021	Change	2021	Change
APE sales ($m)	1,611	1,412	14%	1,323	22%
New business profit ($m)	630	558	13%	526	20%
New business margin (%)	39	40	(1)ppt	40	(1)ppt
Adjusted operating profit ($m)*	1,057	932	13%	880	20%
IFRS profit after tax ($m)	881	434	103%	406	117%
* Adjusted operating profit and Group IFRS profit after tax are discussed separately in the Financial review section of this Strategic report.

The Group's growth markets and other segment incorporates its businesses in India, Thailand, Vietnam, the Philippines, Taiwan, Cambodia, Laos, Myanmar, and its businesses in Africa. The Group sees the opportunity for rapid growth through the rollout of its efficient and scalable business model, and multi-channel distribution networks, including its digital Pulse platform.

India represents a very large opportunity for the Group's further growth, having a population of 1.4 billion28, low insurance penetration and expectation of fast rising GDP per capita. We are a Promoter under Indian Listing rules of ICICI Prudential Life Insurance Company, being one of the founding shareholders. We currently have one board seat and own 22 per cent of its voting rights. ICICI Prudential Life Insurance Company is amongst the top-three private life insurance companies29 in India and is listed on the National Stock Exchange (NSE) and Bombay Stock Exchange (BSE) in India. It intends to grow its business by deepening penetration of under-served customer segments, enhancing its distribution footprint and tailoring solutions to the different customer needs across savings, protection, and retirement, including developing new propositions for the mass market. ICICI Prudential Life maintains its aspiration to double its 2019 new business profit by 2023 through its '4P' framework for Premium growth, Protection focus, Persistency improvement and Productivity enhancement.

Thailand is the second-largest economy in ASEAN with a population of over 70 million28 and a well-developed financial services industry. Our strategy in Thailand is to focus on bancassurance and supported by alternative distributions including digital, agency, direct marketing and brokerage, together with retail asset management offering. We have completed the integration of our bancassurance capabilities with the expanded TMB Thanachart Bank (TTB), including the training of their staff in our products and propositions. We continue to focus on delivering the benefits from our bank partnerships with both TTB and UOB. As a result, we delivered higher-than-industry-average APE sales growth, both in the bancassurance channel and for the industry as a whole in 2022. We have double-digit APE sales growth for three consecutive years from 2020 to 2022, and now have an overall market share of 7 per cent29, being sixth in the market29. We are also offering relevant digital propositions served via the digital apps of our bank partners to bring new health and protection solutions to the underserved mass segment. In addition, we have been working closely with our bank partners to unlock SME opportunities through our Business@Pulse platform for the employee benefit business. Finally, as part of our integrated model for customers, we have been working in collaboration with our Thai retail fund management business to design propositions in the health, wealth, and retirement space, particularly for the high-net-worth and affluent segment.

Vietnam has the third-largest population in ASEAN with a population size of just under 100 million28, a median age of 32 years and a significant health and protection gap estimated at $36 billion5. The market has undergone rapid urbanisation with less than 20 per cent38 of the population living in urban areas in 1986, increasing to 37 per cent38 at the end of 2021 and forecast to increase to 45 per cent by 202539. We are expanding our geographical footprint in the urban areas through digitally-enabled agency and bancassurance channels. We are second in the market with 15 per cent29 market share, up 2 percentage points from 2021.

The Philippines provides us with an opportunity to serve customers, given the large protection gap and low level of insurance penetration across the country. We are the market leader with 17 per cent29 market share, based on the latest available market data to 30 September 2022, by weighted new business premium. Our core strengths in the affluent and mass market segments together with our digital capability helped drive a 17 per cent growth in our customer base to 0.9 million customers.

Taiwan is the fifth largest life insurance market in the world40, with a population of 24 million28. Our business has an overall APE market share of 4.4 per cent29, 1.5 percentage points higher than in 2021. Prudential is a leading insurance brand in the market amongst the foreign players29.

Africa presents a significant opportunity, with its population expected to double6 by 2050. Since we entered Ghana in 2014, the business has delivered double-digit APE sales growth in every year of operation. We are in top-five positions in five of our eight countries in Africa, including the number one position in Uganda and Zambia29. Our business provided health, wealth and protection solutions to 990,000 customers across eight countries. Prudential was a sponsor of the 2022 Africa Cup of Nations, the largest football tournament in Africa. The matches were viewed by over one billion individuals, improving Prudential's brand awareness throughout the continent.

New business performance during 2022

In India, APE sales grew 4 per cent10 driven by strong growth in the protection and annuity business. ICICI Prudential's focus areas of annuity and protection, which represent underserved needs of the country, performed well. Over the 9 month period to December 202247 annuity APE sales grew 56 per cent10 and protection APE sales growing 23 per cent10, compared with the equivalent period in 2021. This sales performance enabled ICICI Prudential to maintain its top three position in the private market with a market share of 6.3 per cent29. Over the period, new business profit grew 20 per cent10 reflecting APE sales growth and a favourable product mix.

In Thailand, APE sales rose 18 per cent10 through the expansion of bancassurance sales in 2022 and the progressive easing of Covid-19-related restrictions. During the year, there was strong appetite for bundled protection products through the bancassurance channel, improving new business profit which was further boosted by the impact of higher interest rates.

In the Philippines, while the effects of Covid-19-related disruptions hampered sales in the first half of 2022, momentum in the second half was strong, as economic activity began to normalise. Overall APE sales were up 14 per cent10 to $182 million. New business profit was restrained by the change in interest rates during the year, despite the strong growth in sales volumes.

Vietnam's economy showed its resilience during the Covid-19 pandemic, being one of the few countries in the world to record two consecutive years of growth. Our Vietnam business continued to outperform the market in 2022, delivering a strong APE growth of 26 per cent10 compared with 2021, stronger than the industry APE growth of 8 per cent29, underpinned by double-digit growth rates in both bank and agency channels.

In Taiwan, APE sales grew 35 per cent10 during 2022 driven by strong growth in both bancassurance and brokerage channels, outperforming the market which reported a contraction of (11) per cent during 2022 compared with 2021. New business profit rose strongly driven by the increase in sales and favourable product mix changes.

In Africa, despite headwinds from inflation and Covid-19, APE sales grew by 19 per cent10 year-on-year, with a broad-based performance across all channels, new business profit margin comparable with the prior year.

Delivering customer-led solutions

In India, ICICI Prudential continues to offer products designed to match customers' need and life stage. A shift in customer preferences and continued investment in product development have culminated in award-winning product propositions across the protection, long-term savings and annuity segments. This has given ICICI Prudential a well-balanced product mix thereby insulating it from volatility. ICICI Prudential introduced a number of significant new products in the year, such as a regular premium annuity plan to provide flexibility to customers in building retirement savings pools over the long term. ICICI Prudential also launched a new long-term participating savings product that enables customers to receive tax-free guaranteed income or a lump sum maturity. This includes a savings wallet option to accumulate the income and withdraw the accumulated fund value at any point during the policy term.

ICICI Prudential continues to innovate by leveraging new-age digital technologies to better address customer requirements during the policy life cycle - from onboarding, to servicing, to claims processing. With an exponential rise in digital adoption, its technology initiatives have ensured that it is well positioned. ICICI Prudential will continue to deploy best-in-class technology solutions to increase efficiencies and empower customers. An example of the benefits of its updated technology infrastructure and capability is that over 91 per cent of service transactions are now done through self-help or the digital mode.

In Thailand, we continued to refresh our product suite to address the evolving needs of the Thai population's health and wealth aspirations. From a low base, we tripled our health reimbursement sales and our whole-of-life sales through extensive training for the bank staff, as well as widening health and protection products to both individual and group customers. We also promoted protection through plans like Easy Care Plus, which offers simplified underwriting to our customers. As a result, our health and protection APE sales mix increased from 16 per cent in 2019 to 24 per cent in 2022. In addition, we relaunched our flagship 888 savings product, which is a long-term saving product that also offers protection, and other Legacy Builder products and introduced innovative Index Link Participating solutions. Our product initiatives have resulted in 17 per cent10 growth in total bancassurance APE sales including 19 per cent10 growth in protection sales through TTB. Our focus on customer needs was also reflected in our market-leading net promoter score position in the market29 and our 11 per cent increase in the number of new customers41 acquired, bringing total customer numbers to 1.7 million.

In Vietnam, we continued to provide customer segment-led propositions by offering affordable protection solutions to the mass market segment alongside providing savings, education and health and protection plans to the middle-income segment, and serving the investment needs of affluent customers. To address the market's need for affordable protection solutions, we have launched System and Organ Function Insurance (SOFI), which provides simple to understand health coverage based on the severity of symptoms and organ function of customers. We also have launched PRU-Easy365 offering comprehensive protection benefits against accidental risk and three common critical illnesses for customers. More than 2,100 and 31,100 SOFI and PRU-Easy365 policies respectively have been sold since launch, increasing our penetration into the younger segment of the population.

In the Philippines, we continue to drive product innovation and financial inclusion with the launch of PRUHealth FamLove. This is a first-of-its-kind critical illness protection plan for different types of Filipino families and can cover up to four family members in one policy. The product's innovative design provides medical cover based on severity of illness, rather than specific diseases.

In Taiwan, we provide solutions for long-term savings and protection to our target market segments. We are focusing on addressing the diverse needs of the sandwich generation with unique end-to-end propositions. Through our H.E.A.R. campaign, we are innovating and expanding our solution offerings for health and protection products. We recognised the growing demand for eye-related treatments as people spend more time using electronic devices, particularly as working from home became more prevalent during the Covid-19 pandemic. In 2022, we launch the first-in-the-market eye care insurance to strengthen the coverage for a broad range of eye-related treatments from simple eye care to complicated eye surgery. The product was well received and the continued emphasis on health and protection led to a 94 per cent increase in sales of such products in 2022.

In Africa, we continue to pursue customer-led insurance initiatives, with the launch of 12 new products across the region in 2022. We have also introduced end-to-end digital products in three countries.

Multi-channel distribution

In India, ICICI Prudential Life has continued to drive its growth ambitions by enhancing its multi-channel distribution capability supported by a diversified product mix. In the agency channel, we recruited over 34,700 new agents during the year, bringing the total number of agents to over 204,000. Outside agency, we have over 850 partnerships including 34 banks. Distribution partners are enabled with digital tools to onboard and serve customers with ease. The onboarding journey is simplified by using collaboration platforms, pre-approved sum assured offers, pre-population of application forms from uploaded Know-Your-Customer documents, customised offers to customers, and tele and video verification triggers. We have built a state-of-the-art platform enabling ease of integration with ecosystems and partners' systems. Additionally, we support our partners to build customer onboarding journeys on their platform powered by micro services.

In Thailand, the relaxation of Covid-19-related restrictions during the second quarter of the year resulted in the reopening of many of the bank outlets of our main distribution partners, TTB and UOB. TTB is one of the largest banks in Thailand with around 600 branches, and UOB has around 150 branches. We continue to engage actively with our partners at TTB to improve productivity and customer experience, as well as to extend our reach to the wealth and enterprise benefit segments. The acquisition of Citibank's Thailand operations by UOB provides an opportunity to further grow our bancassurance presence and expand our customer base. Operational integration of the Citi outlets started in late 2022 and will continue over the next year. For Group EB, rapid realisation of strategy had made this business grow 49 per cent compared with 2021. Our digital channel also achieved a robust result where we attained second position42 in the digital market share, with APE sales tripling10 during 2022 compared with 2021.

In Vietnam, we continued to focus on quality recruitment and training in the agency channel and supporting our agents with access to comprehensive product propositions and digital tools such as PRUForce and PRULeads. As a result, we have grown our number of MDRT qualifiers by 60 per cent in 2022 to almost 2,000. The bancassurance channel continued to record strong growth of 26 per cent10, underpinned by our partnerships with seven banks with strong operations in urban areas, which combined have over 600 branches in Vietnam.

In the Philippines, our agency channel continued its strong growth with a 89 per cent growth in recruits. In addition to agency, we continued to grow our customer base and promote financial inclusion by offering bite-sized products on Pulse and by partnering with banks and other digital outlets. Our partners include CIMB, a digital bank with more than 6.5 million43 customers, GCash, the top mobile wallet provider in the Philippines, and Shopee, the leading online shopping platform.

In Taiwan, our 35 per cent10 APE sales growth in 2022 was supported by strong bancassurance performance. Through strategic and non-strategic bancassurance partners and brokers, we continue to broaden and diversify our distribution network. Today, we reach customers through partnerships with more than 20 banks and top brokers in Taiwan, and we continue to digitalise our processes to provide seamless services to customers and distributors.

In Africa, Prudential has a 16,000-strong agency force and is the first African company to achieve the over 200 MDRT members milestone in 2022. In addition, Prudential Africa has access to over 1,000 bank branches, digital, telecommunication and intermediary partnerships. Our ongoing investment in digital innovation and robust systems to digitise processes will allow us to grow at scale and provide seamless experience to better service our customer needs.

Eastspring

		Actual exchange rate		Constant exchange rate
	2022	2021	Change	2021	Change
Total funds under management or advice ($bn)	221.4	258.5	(14)%	251.6	(12)%
Adjusted operating profit ($m)	260	314	(17)%	299	(13)%
Fee margin based on operating income (bps)	29	30	(1)bp	30	(1)bp
Cost/income ratio (%)	55	54	1ppt	54	1ppt
IFRS profit after tax ($m)*	234	284	(18)%	271	(14)%
* Group IFRS profit after tax is discussed separately in the Financial review section of this Strategic report.

Eastspring is the asset management arm of the Group. Its funds under management or advice (referred collectively as funds under management below) of $221.4 billion includes $30.1 billion that represents our 49 per cent share in funds managed by ICICI Prudential Asset Management Company (IPAMC) in India and $9.0 billion that represents our 49 per cent share in funds managed by CITIC-Prudential Fund Management Company Limited (CPFMC) in China. Eastspring has $130.2 billion of funds under management on behalf of the Prudential Group.

2022 was a challenging year for the asset management industry. Global bond and equity markets declined sharply, weighed down by concerns around the outlook for growth and fears of recession as inflation spiked and central banks ratcheted up interest rates. This was further compounded by the continuing conflict in eastern Europe and, in 2022, an uncertain economic outlook in the Chinese Mainland.

Eastspring's ambition is to be a leading provider of investment solutions to protect and grow clients' wealth. Its purpose 'Experts in Asia. Invested in Your Future' guides the business and reflects its commitment to help its stakeholders build a better and more sustainable future.

Eastspring sees three key enablers in driving its future success:

●
Driving improved investment performance by leveraging an integrated investment platform regionally, and through a rigorous investment framework;
●
Expanding its investment capabilities and product range to offer competitive solutions for institutional and retail clients globally; and
●
Achieving greater operating efficiency through best-in-class infrastructure and systems.

Financial performance

Eastspring saw a (14) per cent44 decline in its funds under management to $221.4 billion in 2022, predominantly due to market depreciation and foreign exchange translation losses, which collectively totalled $42.1 billion. During 2022, there was a small shift in overall asset mix from bond to equity funds with an asset mix as at 31 December 2022 being 47 per cent in bonds, 46 per cent equity, 1 per cent in alternatives and 6 per cent in money market funds. The firm's overall assets remain well diversified across both clients and asset classes.

The decline in funds under management was cushioned by stable and reliable inflows of $7.8 billion from Prudential's life insurance businesses but offset by net outflows of $(3.2) billion from third-party business45. These net outflows were driven primarily by bond funds following interest rate hikes throughout the year, as well as redemption of equity funds managed on behalf of M&G plc.

Fee margins reduced by 1 basis point44 as a result of mark-to-market losses of $7.8 million on seed investments made to fund new products. This reflects the volatile and adverse market conditions of 2022. The firm's cost/income ratio declined by 1 percentage point44. Excluding these realised and mark-to-market investment losses, Eastspring's cost/income ratio improved by 2 percentage points against 2021.

Investment performance

Despite the challenging market environment, Eastspring recorded solid performance results with 59 per cent of assets under management outperforming their benchmarks46 over the past year (2021: 61 per cent) and 39 per cent of assets under management outperforming their benchmarks46 over the past three years (2021: 42 per cent). The Singapore-based Value Equity teams posted substantial outperformance over the past year on a funds under management weighted basis and the Active Quantitative strategies also firmly supported aggregate returns. Although Fixed Income and Growth Equity strategies were under pressure over the year, broadly underperforming benchmarks, sentiment started to turn in the final quarter of 2022 following the unexpected easing of Covid-19-related restrictions in the Chinese Mainland, the Chinese government's support for China's stressed property market and signs that global inflation pressures were beginning to ease.

To compete in an increasingly dynamic environment and to bring its deep expertise of Asian markets to clients, Eastspring integrated the investment capabilities of its wholly-owned businesses onto a single platform. This enabled the firm to capitalise on its global execution capabilities and resources more efficiently, providing more cohesive and robust data and investment analysis.

Eastspring is proud to be recognised for its achievements, winning numerous industry awards in 2022. Notably, Eastspring Investments was named the Best Emerging Markets Equity Manager by the Citywire Asia Asset Management Awards. At a country level, Eastspring Singapore was named Top Investment House by The Asset Benchmark Research Awards, while Eastspring Vietnam was named Best Fund House in Vietnam by Asia Asset Management.

Client excellence

During a year when market headwinds resulted in challenging outcomes for both the asset management industry and its clients, Eastspring maintained its client-centric approach and frequently engaged internal and external clients to better understand their challenges and investment needs. In doing so, it could best meet client expectations and provide tailored solutions.

Eastspring continued to strengthen its relationship with the Prudential Group's life insurance and corporate asset owners, including launching customised strategies for local markets.

Across its institutional business, Eastspring continued winning mandates, and top-ups, from some of the largest pension and sovereign wealth funds. Notably, the firm has seen good success in its international markets of the Americas, Europe, and Taiwan and Malaysia's Islamic business.

Enhancing distribution capabilities

While deepening and broadening its relationships with distributors, Eastspring has also increased its efforts to improve its distribution capabilities by developing new digital investment and servicing platforms, particularly in Malaysia and Thailand. In Japan, Eastspring launched online-exclusive funds to capture flows from the younger generation. Eastspring also expanded its partnerships with online mutual funds and wealth management platforms, for example with a co-branded fund on iFast's Fundsupermart.

In July 2022, Eastspring further strengthened its franchise and footprint through the successful incorporation of Eastspring Thailand, merging TMBAM Eastspring and Thanachart Fund Eastspring. With this merger, Eastspring is now the sixth-largest fund management company in Thailand and is well positioned to offer compelling investment solutions to local investors and to grow its business in South-east Asia's second-largest economy.

Accelerating responsible investing

Eastspring's commitment to responsible investing is embedded across its business.

The firm is focused on driving sustainable solutions on three fronts. First, Eastspring strengthened its engagement on climate change and decarbonisation with investee companies, including with the top emitters contributing to 65 per cent of absolute carbon emissions in Prudential's asset book. Second, the firm enhanced its ESG data capabilities to support investment and engagement activities. Third, the firm harmonised all Responsible Investment-related policies across its markets into a single Eastspring Investments Group Responsible Investment Policy.

Eastspring provided strong support to the wider Group's successful efforts in meeting its sustainability milestones. At the same time, Eastspring expanded its range of sustainability-focused funds, for instance, launching a Japan Sustainable Value Fund. In Indonesia, the business launched the award-winning Reksa Dana Indeks ESG IDX Leaders Plus, the first mutual fund that utilises the Indonesian Stock Exchange's ESG Leaders Index.

Joint venture growth initiatives

IPAMC continued to enhance its digital strengths and broadened its product suite across equity and fixed income strategies. As a result, over 50 per cent of new customers were onboarded directly and through partnerships with fintech companies and neobanks, resulting in an existing customer base of circa eight million.

CPFMC has deep cooperative relationships with over 40 local research institutes and provides Qualified Foreign Institutional Investors (QFII) with professional investment advisory services. Since 2021, it has been building out its pension target funds, which attracted steady net subscriptions from retail investors.

Notes

1      Source: The Unprecedented Expansion of the Global Middle Class, Global Economy and Development program at the Brookings Institution, February 2017. Forecast growth of Asia Pacific middle class 2020 to 2030.
2      Source: IMF World Economic Outlook Database, April 2022, compound annual growth rates of GDP per capita, 2022-2026.
3      Source: Swiss Re Institute; Sigma No 3/2021: World insurance - life insurance penetration (premiums as a percentage of GDP in 2020).
4      Source: World Health Organisation: Global Health Observatory data (2019). South-east Asia, Out-of-pocket expenditure as percentage of current health expenditure (CHE).
5      Source: Swiss Re Institute: The health protection gap in Asia, October 2018.
6      Source: The Economist, Special report, 28 March 2020 edition.
7      Greater China comprises of our businesses in the Chinese Mainland, Hong Kong and Taiwan.
8      South-east Asia comprises of our businesses in Asia excluding the Chinese Mainland, Hong Kong, Taiwan and India.
9      APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial results. See note II of the Additional unaudited financial information for further explanation.
10     On a constant exchange rate basis.
11     New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
12     'Adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial results.
13     Excluding restructuring and IFRS 17 implementation costs.
14     Excluding India, Laos, Myanmar and Africa.
15     A life customer is defined as an individual or entity who holds one or more policies with a Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associate. Group business is considered to be a single customer for the purpose of this definition. The customer numbers for 2021 have been restated to ensure consistent and comparable application of this definition across all Group entities.
16     New policies are presented on a 100 per cent basis.
17     Excluding Africa.
18     Core markets consist of the Chinese Mainland, Hong Kong, Indonesia, Singapore, Malaysia, Vietnam and the Philippines.
19     Productivity measured by APE sales per average active agent.
20     Percentage of APE sales in Asia markets, including CPL, India and Malaysia Takaful on a 100 per cent basis.
21     APE sales completed by agents on leads recorded and managed on our PruLeads System as a percentage of total APE new business sales through the agency channel.
22     Leads from all sources recorded and managed on our PruLeads System.
23     The Chinese Mainland, Hong Kong, India, Indonesia, Japan, Malaysia, Singapore, South Korea, Taiwan, Thailand and Vietnam.
24     Sources: Chinese Mainland: based on new business single premiums from the CBIRC for foreign joint ventures only; Hong Kong: based on total in-force premiums; Indonesia: based on weighted new business premiums from the PLAI; Malaysia combined: based on APE sales from the Life Insurance Association of Malaysia; Singapore: based on weighted new business premium for regular premium from the Life Insurance Association of Singapore; India: based on retail weighted premium income among foreign players from the Insurance Regulatory and Development Authority of India; Vietnam: based on APE sales from the Vietnam Actuarial Network data sharing; Taiwan: based on APE sales from the Taiwan Life Insurance Association for foreign insurers; Thailand: based on weighted new business premiums from the Thailand Life Assurance Association for the first 11 months of 2022; Philippines: based on weighted full-year premiums from the Insurance Commission for the first 9 months of 2022; Cambodia: based on APE sales.
25     Full year 2022 total funds under management or advice, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice, reported based on the country where the funds are managed, including joint ventures.
26     Our investment portfolio includes both listed equities and corporate bonds, while excluding assets held by joint venture businesses and assets in unit-linked funds as we do not have full authority to change the investment strategies of these.
27     Whole Group Full Time Equivalent including Chair, all Directors, GEC members, and Senior Managers, excluding joint ventures.
28     United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2022.
29     Sources: Mainland China (Based on new business standard premiums for 2022 of the foreign joint ventures only, data from industry sharing of information), Hong Kong (Based on PHKL APE for 2022 from Hong Kong Insurance Authority), Indonesia (Based on weighted new premiums for 2022, preliminary results from Indonesian Life Insurance Association), Malaysia (On combined basis where Takaful is on 100%. Based on new business APE for 2022, data from Life Insurance Association of Malaysia for Conventional Business and Insurance Service Malaysia for Takaful business), Singapore (Based on weighted new business premiums reported within Singapore Life Insurance Association returns for 2022), India (Based on retail weighted premium for the calendar year 2022 of private insurers operating in India, from the Life Insurance Council), Taiwan (Based on full year 2022 APE of foreign insurers, data from Taiwan Insurance Institute), Vietnam (Based on full year 2022 APE data collected from data sharing by Vietnam Actuarial Network), Laos (Based on gross written premiums for 2021, from Axco Insurance Market Report), the Philippines (Based on weighted first year premiums for the first nine months in 2022, data from Insurance Commission), Cambodia (Based on full year 2022 adjusted APE, from Insurance Association of Cambodia), Thailand (Based on weighted new business premium for 2022, from The Thai Life Assurance Association), Myanmar (Based on APE for the first nine months in 2022 for the foreign insurers operating in Myanmar, from Myanmar Insurance Association).
30     Virtual sales are sales that are closed via Digital, Cloud and Electronic Signature.
31     Source: based on APE sales from Hong Kong Insurance Authority for 2022.
32     Source: based on GDP data sourced from the World Bank and www.bayarea.gov.hk websites.
33     Source: World Population Review - Country Rankings - Muslim population by country.
34     Source: Bank Negara Malaysia, Financial Sector Blueprint 2022-2026.
35     Source: Based on APE sales from the Insurance services Malaysia (ISM) for the Takaful business at 100 per cent.
36     Source: UNU-WIDER, World Income Inequality Database (WIID), World Bank, IMF, United Nations Population Division, HSBC forecasts.
37     The number of customers is based on Prudential Singapore's internal estimates.
38     Source: Based on data from the World Bank organisation: Urban population (% of total population).
39     Source: Central Committee Vietnamese Communist Party, Resolution Number 06-NQ/TW on planning, construction, management, and sustainable development of urban areas in Vietnam until 2030, with a vision toward 2045, 24 January 2022.
40     Source: Global data report, Taiwan (Province of China) Life Insurance Market Size, Trends by Line of Business (General Annuity and Personal, Accident and Health), Distribution Channel, Competitive Landscape and Forecast, 2021-2026, November 2022.
41     New customers defined as the sum newly joined customers and newly joined who were lost but reinstated.
42     Source: The Thai Life Assurance Association's Life Insurance Business Report, data as of November 2022 year-to-date.
43     CIMB Philippines number of customers as at 31 December 2022 based on the full year 2022 results.
44     On an actual exchange rate basis.
45     Including money market funds and funds managed on behalf of M&G plc.
46     The value of assets under management at 31 December 2022 in funds which outperform their performance benchmark as a percentage of total assets under management at 31 December 2022, excluding assets in funds with no performance benchmark.
47     ICICI Prudential financial year runs from 1 April to 31 March each year.
48     Based on Prudential Hong Kong Limited's APE for the discrete fourth quarter of 2022 from Hong Kong Insurance Authority.

Financial review

The Group delivered a resilient financial performance for the year against a backdrop of Covid-19-related disruption during the first half of 2022 in many of our markets and the broader macroeconomic and geopolitical volatility, discussed further below. The diversity of our business in terms of its geography, its multi-channel distribution and its customer-centric product suite positions us well to take advantage of the long-term opportunities as our markets recover from the effects of Covid-19.

The Group's 2022 financial performance saw us deliver growth across many of our key performance measures, with APE sales1, operating free surplus generated2, EEV operating profit and IFRS adjusted operating profit3 all higher than the prior year4. Although our new business profit generation5 of $2.2 billion was lower, this largely reflected the impact of economic effects under our EEV framework, notably in Hong Kong. Our markets outside of Hong Kong delivered combined new business profit growth of 5 per cent4. IFRS profit for the year was also negatively impacted by the increases in interest rates and decreases in equity market values in the year, as further discussed below and in the section headed IFRS basis non-operating items.

2022 saw considerable macroeconomic volatility, characterised in many markets by lower equity index levels, material increases in government bond yields and widening corporate bond spreads. The MSCI Asia excluding Japan equity index fell (24) per cent, the Hang Seng index fell by (15) per cent and the CSI 300 index fell by (22) per cent while the S&P 500 index fell by (19) per cent. Government bond yields in many of our markets ended the year higher with the US 10-year yield increasing by 236 basis points to 3.9 per cent. As well as their impact on IFRS profit for the year, lower associated asset values and consequent impact on fee-generating account balances together with the impact of higher discount rates under our active EEV methodology, contributed to a fall in our embedded value in the year.

The year also saw the US dollar increase in value relative to many currencies globally, resulting in a translation headwind. As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement, unless otherwise noted.

In 2022, the Group reported a 9 per cent4 increase in APE sales to $4,393 million while new business profit was (11) per cent4 per cent lower at $2,184 million. This encouraging APE sales performance, despite Covid-19-related disruption during the first half of the year, reflects the benefit of our diversification across geography, channel and products. APE sales were broadly balanced between Greater China6 and South-east7 Asia across our four main product groups, with an emphasis on health and protection, and across distribution channels with our bancassurance channel providing notable resilience in periods of disruption for our agency salesforce. Given the active basis of our EEV methodology, rising interest rates led to both higher risk discount rates and higher assumed fund earned rates being applied. As a consequence, there was an overall negative impact on EEV new business margins in many markets, particularly in Hong Kong which led to a reduction in new business profit in the year to $2.2 billion (2021: $2.4 billion4). Agency distribution and health and protection products remain our most important value drivers.

Group EEV operating profit increased by 15 per cent4 to $3,952 million largely due to 13 per cent4 growth in operating returns from the long-term business. This reflects the higher expected return from underlying business growth and higher interest rates, partially offset by lower new business profit and a lower benefit from assumption changes than was seen in the prior year. Operating return on embedded value8 was 9 per cent compared with 8 per cent in 2021. After allowing for economic effects, such as changes in interest rates, currency movements and the payment of the external dividend, the Group's embedded value at 31 December 2022 was $42.2 billion (31 December 2021: 47.4 billion9), equivalent to 1,534 cents per share (31 December 2021: 1,725 cents per share9). The operating free surplus generated from insurance and asset management business (after investment in new business) during the year was $2,193 million, up 9 per cent4, reflecting the underlying in-force business growth and the positive effect of interest rate rises.

Group adjusted operating profit was up 8 per cent4 to $3,375 million, reflecting a 6 per cent4 increase in operating profit from the insurance and asset management business and an improvement in central costs of 26 per cent4 reflecting lower interest costs. Adjusted operating profit from our long-term business was up 7 per cent4 to $3,846 million [despite the Covid-19-related headwinds seen over the last few years]. The Group has completed its programme to deliver a targeted reduction in central operating expenses of $70 million10 a year from the start of 2023 which, combined with previously completed savings, represents delivery of central cost reduction programmes since 2018 that in total have saved $250 million11 a year. The Group's total IFRS profit after tax from continuing operations was $1,007 million (2021: profit of $2,143 million on a constant exchange rate basis and $2,214 million on an actual exchange rate basis), reflecting negative short-term fluctuations from higher interest rates and lower equity markets during the year. These negative effects were offset in part by the benefit from refinements to the reserving basis following the adoption of the Hong Kong Risk-Based Capital regime (HK RBC) for which we received approval from the regulator in April 2022, effective from 1 January 2022. The IFRS reserving basis for Hong Kong was refined to reflect the measurement techniques applied within HK RBC, leading to a reduction in policyholder liabilities (net of reinsurance) and an increase in profit before tax of $945 million9. This was allocated between operating and non-operating profit in line with the Group's usual principles.

Our Group's regulatory capital position, free surplus and central liquidity positions remain robust. The Group's leverage remains near the bottom of our target range at 20 per cent, estimated on a Moody's basis, after allowing for the redemption of a £300 million senior bond in January 2023. As a result, supported by a clear and disciplined capital allocation policy, the Group is well positioned, with considerable financial flexibility including leverage capacity, to take advantage of the growth opportunities ahead.

The Group aligns its capital adequacy requirements with the established EEV and free surplus framework by comparing the total eligible Group capital resources with the Group's Prescribed Capital Requirement (GPCR) and this is explained further in the capital management section below. At 31 December 2022, the estimated shareholder surplus above the GPCR was $15.6 billion12 (31 December 2021: $17.5 billion9) and cover ratio 307 per cent13 (31 December 2021: 320 per cent9). The surplus reduced due to adverse market movements in the year, reducing available capital more than the reduction in capital requirements.

During the year, the Group adopted both HK RBC for the Hong Kong business and the China Risk Oriented Solvency System Phase II (C-ROSS II) requirements in the Chinese Mainland with an improvement to the shareholder GWS capital surplus of total eligible group capital resources over the Group Minimum Capital Requirement (GMCR) at 1 January 2022 by $9.3 billion14, increasing the coverage ratio15 from 408 per cent to 545 per cent (after allowing for the debt redemption in January 2022). The GWS coverage ratio at 1 January 2022 measured on GPCR basis after the regulatory changes was 320 per cent. The Group's free surplus increased by $1.4 billion as a result of the change on 1 January 2022. This is less than the increase in GWS surplus as free surplus excludes regulatory surplus and the HK RBC technical provisions for GWS are lower than policyholder asset shares or cash surrender floors, to reflect more realistically the surplus which can be remitted. The effect of the HK RBC implementation increased EEV by $0.2 billion.

With effect from 1 January 2023, IFRS 17, the new accounting standard for insurance contracts that replaces IFRS 4, becomes effective and the Group's IFRS reporting will be prepared on this basis from half year 2023. While this is an important step for the Group and the wider insurance industry, this new accounting framework has no impact on the Group's capital generation or management, operating free surplus generation, business strategy, EEV basis results or dividend policy. Similarly, the new IFRS 17 framework has no impact on the total level of profit generated over the life of the policy, but it does change the timing of profit recognition. Upon transition from our IFRS 4 grandfathered local GAAP measures to IFRS 17, we expect an increase in opening shareholders' equity of between $1.8 billion and $2.7 billion from the $17.1 billion dollars recorded under IFRS 4 at 31 December 2021. This reflects the release of prudent margins from our legacy accounting basis, particularly in Hong Kong, recognition of the shareholders' share of the inherited estate within the with-profit funds and the net impact of timing differences in the pattern of profit recognition. We have yet to complete the production of our half-year and full-year 2022 comparatives using the IFRS 17 accounting standard but we estimate that the net impact of timing differences between the two accounting bases will decrease the adjusted IFRS 17 operating profit for 2022 by between $650 million and $850 million compared with IFRS 4. The remaining uncertainty in the estimated impact will be addressed once full-year IFRS 17 results have been completed on the end state systems. Further disclosure of the impact on 2022 results will be provided in June 2023.

IFRS profit
		Actual exchange rate		Constant exchange rate
	2022 $m	2021 $m	Change %	2021 $m	Change %
Adjusted operating profit based on longer-term investment returns before tax from continuing operations

CPL	368	343	7	329	12
Hong Kong	1,036	975	6	969	7
Indonesia	343	446	(23)	429	(20)
Malaysia	364	350	4	330	10
Singapore	678	663	2	646	5
Growth markets and other	1,057	932	13	880	20
Long-term business adjusted operating profit	3,846	3,709	4	3,583	7
Asset management	260	314	(17)	299	(13)
Total segment profit from continuing operations	4,106	4,023	2	3,882	6
Net investment income and other items	39	21	86	21	86
Interest payable on core structural borrowings	(200)	(328)	39	(328)	39
Corporate expenditure	(276)	(298)	7	(280)	1
Other income and expenditure	(437)	(605)	28	(587)	26
Total adjusted operating profit before tax and restructuring and IFRS 17 implementation costs	3,669	3,418	7	3,295	11
Restructuring and IFRS 17 implementation costs	(294)	(185)	(59)	(178)	(65)
Total adjusted operating profit before tax	3,375	3,233	4	3,117	8
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(1,915)	(458)	(318)	(435)	(340)
Amortisation of acquisition accounting adjustments	(10)	(5)	(100)	(5)	(100)
Profit (loss) attaching to corporate transactions	11	(94)	n/a	(91)	n/a
Profit from continuing operations before tax attributable to shareholders	1,461	2,676	(45)	2,586	(44)
Tax charge attributable to shareholders' returns	(454)	(462)	2	(443)	(2)
Profit from continuing operations for the year	1,007	2,214	(55)	2,143	(53)
Loss from discontinued operations for the year, net of related tax	-	(5,027)	n/a	(5,027)	n/a
Profit (loss) for the year	1,007	(2,813)	n/a	(2,884)	n/a

IFRS earnings per share
		Actual exchange rate		Constant exchange rate
	2022 cents	2021 cents	Change %	2021 cents	Change %
Basic earnings per share based on adjusted operating profit after tax from continuing operations	100.5	101.5	(1)	97.7	3

Basic earnings per share based on:
Total profit after tax from continuing operations	36.5	83.4	(56)	80.6	(55)
Total loss after tax from discontinued operations	-	(161.1)	n/a	(161.2)	n/a

Segment profit from continuing insurance and asset management business increased by 6 per cent4 to $4,106 million despite a challenging environment over recent periods. All our major long-term business segments, other than Indonesia, delivered growth, demonstrating the resilient and diversified nature of our business. The 7 per cent4 growth in the adjusted operating profit of our long-term business was partially offset by a decline in Eastspring's adjusted operating profit following adverse market movements and seed capital losses over the year. After allowing for a 26 per cent4 reduction in central expenditure and higher restructuring and IFRS 17 implementation costs, total adjusted operating profit before tax increased to $3,375 million, an 8 per cent4 increase compared with 2021.

CPL, our joint venture business in the Chinese Mainland, delivered a 12 per cent4 increase in adjusted operating profit to $368 million reflecting growth in the underlying in-force portfolio from higher sales volumes in recent years and improved operating experience during the year.

In Hong Kong, our adjusted operating profit increased by 7 per cent4 to $1,036 million benefiting from the accumulating nature of the asset shares underpinning our flagship critical illness product, higher levels of profits from our with-profits business given the ageing of certain cohorts, and the impact from changes to underlying product profit profiles as a result of the adoption of the risk-based capital regime previously discussed.

In Indonesia, adjusted operating profit reduced by (20) per cent4 to $343 million, reflecting lower new business sales in recent years, lower fee income from unit-linked business due to adverse market movements and higher medical claims levels, specifically in the second half of the year, as the country emerged from the restrictions of the pandemic and policyholders felt more comfortable in undertaking usual medical activity.

In Malaysia, adjusted operating profit registered growth of 10 per cent4 to $364 million supported by the growth of our in-force business, with shareholder-backed renewal premiums increasing by 8 per cent4.

In Singapore, adjusted operating profit increased by 5 per cent4 to $678 million, reflecting the continued growth of our in-force business with shareholder-backed renewal premiums rising 9 per cent4 alongside higher profits from our with-profits business, offset in part by the impact on revenue from adverse market movements.

The businesses comprising our Growth markets and other segment generated adjusted operating profit of $1,057 million, up 20 per cent4. This includes other items of $211 million (2021: $217 million on an actual exchange rate basis and $208 million on a constant exchange rate basis) which in 2022 comprised largely the impact of the adoption of the HK RBC (as discussed further in note C3.2 of the IFRS financial results). The adjusted operating profit for the Growth markets (excluding other items) increased by 26 per cent4 to $846 million, driven by Thailand and India. Thailand achieved 24 per cent4 growth in adjusted operating profit following growth in new business over recent years as we upscaled the business through our bank partnerships with TMB Thanachart Bank (TTB) and United Overseas Bank (UOB), while India saw improved claims experience in the period, following the spike in Covid-19 cases seen in 202116.

Long-term insurance business adjusted operating profit drivers

Profit margin analysis of long-term insurance continuing operations17

			Actual exchange rate		Constant exchange rate
	2022		2021		2021
		Margin		Margin		Margin
	$m	bps	$m	bps	$m	bps
Spread income	307	72	312	66	299	65
Fee income	331	102	345	103	329	103
With-profits	160	20	135	16	133	16
Insurance margin	3,219		2,897		2,795
Other income	3,429		3,239		3,105
Total life insurance income	7,446		6,928		6,661
Expenses:
Acquisition costs	(2,346)	(53)%	(2,085)	(50)%	(2,000)	(50)%
Administration expenses	(1,732)	(230)	(1,656)	(205)	(1,581)	(201)
DAC adjustments	554		566		545
Share of related tax charges from joint ventures and associates	(76)		(44)		(42)
Long-term business pre-tax adjusted operating profit	3,846		3,709		3,583

Long-term business adjusted operating profit grew 7 per cent4 to $3,846 million (2021: $3,583 million4), driven principally by 15 per cent4 growth in insurance margin-related revenues. This increase arises both from the growth of our business in the current and recent years, supported by our focus on recurring premium health and protection products, and from the adoption of HK RBC in the year. While medical claims have begun to normalise (and increase) as people return to usual claim patterns post the pandemic, this has been balanced by a fall in mortality claims in the year.

Fee income increased by 1 per cent4, reflecting premium contributions largely offset by unfavourable market movements, while spread income increased by 3 per cent4, reflecting in-force business growth with the improvement in margin primarily driven by the impact of rising interest rates.

With-profits earnings relate to the shareholders' share in bonuses declared to policyholders. As these bonuses are typically weighted towards the end of a contract, under IFRS, with-profit earnings consequently emerge only gradually over time. The 20 per cent4 growth in with-profits earnings reflects the ongoing growth and aging of certain cohorts within these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. As such, the growth of 10 per cent4 from 2021 largely reflects premium growth in the year for our shareholder-backed business. Acquisition costs increased in the year, driven by higher APE sales as compared with the prior year. Administration expenses, including renewal commissions, increased by 10 per cent4, reflecting in-force business growth and sales and premium tax-related provisions. Both acquisition costs and administration expenses reflect our continued investment in the business to enhance and maintain our capabilities for future growth.

Asset management

		Actual exchange rate		Constant exchange rate
	2022 $m	2021 $m	Change %	2021 $m	Change %

External funds under management* ($bn)	81.9	94.0	(13)	87.5	(6)
Funds managed on behalf of M&G plc ($bn)	9.3	11.5	(19)	11.6	(20)
External funds under management ($bn)	91.2	105.5	(14)	99.1	(8)

Internal funds under management ($bn)	104.1	124.2	(16)	123.6	(16)
Internal funds under advice ($bn)	26.1	28.8	(9)	28.9	(10)
Total internal funds under management or advice ($bn)	130.2	153.0	(15)	152.5	(15)

Total funds under management or advice ($bn)	221.4	258.5	(14)	251.6	(12)

Total external net flows*,18	(1,586)	613	n/a	765	n/a

Analysis of adjusted operating profit
Retail operating income	392	449	(13)	424	(8)
Institutional operating income	268	298	(10)	289	(7)
Operating income before performance-related fees	660	747	(12)	713	(7)
Performance-related fees	1	15	(93)	15	(93)
Operating income (net of commission)	661	762	(13)	728	(9)
Operating expense	(360)	(403)	11	(387)	7
Group's share of tax on joint ventures' adjusted operating profit	(41)	(45)	9	(42)	2
Adjusted operating profit	260	314	(17)	299	(13)
Adjusted operating profit after tax	234	284	(18)	271	(14)

Average funds under management or advice by Eastspring	$229.4bn	$251.7bn	(9)%	$240.9bn	(5)%
Fee margin based on operating income	29bps	30bps	(1)bp	30bps	(1)bp
Cost/income ratio19	55%	54%	+1ppt	54%	+1ppt
*    Excluding funds managed on behalf of M&G plc.

Eastspring, the Group's asset management business, had total funds under management or advice20 of $221.4 billion at 31 December 2022 (31 December 2021: $251.6 billion on a constant exchange rate basis). Compared with 2021, Eastspring's average funds under management or advice decreased by (5) per cent4 to $229.4 billion (2021: $240.9 billion4), reflecting adverse market movements during the year, partially offset by net inflows.

We saw total net inflows of $4.5 billion over 2022 (2021: $5.8 billion4) which included internal net inflows from our insurance businesses totalling $7.8 billion (2021: $10.4 billion4). These flows were partially offset by third-party outflows (excluding money market funds and funds managed on behalf of M&G plc) of $(1.6) billion (2021: net inflows of $0.8 billion4), primarily from our bond funds in the retail business following increases in interest rates throughout the year, and $(0.8) billion (2021: $(3.9) billion4) of net outflows from funds managed on behalf of M&G plc.

Eastspring's adjusted operating profit of $260 million was down (13) per cent4 compared with the prior year, reflecting a decline in the average funds under management or advice and losses on shareholder investments including seed capital in its retail funds, compared with gains in 2021. Operating income before gains and losses on shareholder investments and performance-related fees was (4) per cent4 lower, reflecting a (5) per cent4 decline in average funds under management or advice. Despite a 7 per cent4 reduction in operating costs, the cost/income ratio increased marginally to 55 per cent (2021: 54 per cent4) due to the effect of mark-to-market movements on shareholders' investments.

Other income and expenditure

Central costs (before restructuring and IFRS 17 implementation costs) were 26 per cent4 lower than the prior period, reflecting the benefit of the debt reduction programme completed in January 2022. Interest payable on core structural borrowings reduced by $128 million compared with 2021. Total head office expenditure was $(276) million (2021: $(280) million4) and the Group has completed its programme to deliver a targeted reduction in central operating expenses of around $70 million10 of cost savings from 2023. Net investment income and other items for the year was $39 million (2021: $21 million4).

Restructuring costs of $(294) million (2021: $(178) million4) reflect the Group's substantial and ongoing IFRS 17 project, and one-off costs associated with cost saving, regulatory and other initiatives in our business. IFRS 17 costs are expected to remain elevated until the standard is fully implemented in 2023.

IFRS basis non-operating items

Non-operating items from continuing operations in the year consist mainly of negative short-term fluctuations in investment returns on shareholder-backed business of $(1,915) million (2021: $(435) million4) and a gain of $11 million from corporate transactions (2021: loss of $(91) million4).

The increase in the level of short-term fluctuations reflects the significant increase in interest rates during the year compared with 2021 and the fall in equity markets during the year, compared with equity market gains in 2021. Decreases in bond values from rising interest rates are not fully offset by reductions in policyholder liabilities as assets held will exceed liabilities, given the need to hold capital in line with local regulations, while some regimes have policyholder liabilities that do not directly reflect changes in interest rates or reprice more slowly than assets. This loss was offset in part from the benefit arising from the early adoption of the HK RBC.

The adverse movements in investment returns largely occurred in Hong Kong and the Chinese Mainland and resulted in the losses after tax for those segments.

Corporate transactions include a $62 million realised gain from the sale of 8.7 million shares in Jackson Financial Inc. during 2022. At 31 December 2022, we held 9.2 per cent of the shares21 in Jackson Financial Inc. which had a fair value of $266 million. Further information on corporate transactions is presented in note D1.1 to the IFRS financial results.

IFRS effective tax rates for continuing operations

In 2022, the effective tax rate on adjusted operating profit was 18 per cent, broadly aligned with the prior year rate of 17 per cent.

The effective tax rate on total IFRS profit in 2022 was 31 per cent (2021: 17 per cent), reflecting the adverse impact of investment losses on which no tax credit is recognised.

From 2024 onwards, the effective tax rate on adjusted operating profit is likely to be impacted by a combination of the Organisation for Economic Co-operation and Development (OECD) proposals to implement a global minimum tax rate of 15 per cent and some jurisdictions where Prudential operates implementing a domestic minimum tax based on the OECD proposals. Through 2021, 2022 and early 2023, the OECD has issued model rules, guidance and a number of supplementary documents. Further OECD documents are expected during the course of 2023. A number of jurisdictions where Prudential has operations either have already issued or intend to issue draft legislation to implement the OECD rules into domestic tax law. Detailed analysis and consideration of all of these documents is ongoing.

Total tax contributions from continuing operations

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $1,009 million remitted to tax authorities in 2022. This was similar to the equivalent amount of $1,071 million9 remitted in 2021 after allowing for movements in exchange rates.

Change of tax residence of Prudential plc

In 2022 the Prudential Board decided, in the context of having demerged M&G plc in 2019 and Jackson Financial Inc. in 2021 and its now exclusive focus on the growth markets of Asia and Africa, that the roles of the Chief Executive Officer and Group Chief Financial Officer would be based in Asia where Prudential's largest businesses, the Group's regulator and the rest of the senior management team are located. As a result of these actions, the tax residence of Prudential plc has changed to Hong Kong with effect from 3 March 2023. This is an immediate consequence of a Board meeting of that date in Hong Kong, where the Board now regularly meets, and also the commencement of the new Chief Executive Officer's employment in Hong Kong on 25 February 2023. The change of tax residence to Hong Kong is not expected to impact materially the Group's total corporate income tax payment amounts or the location of those payments. Of the $1,009 million total taxes remitted in 2022, over $950 million related to our Asian and African insurance and asset management businesses who pay and collect taxes where they do business and where they make investments. None of these tax remittances will be affected by Prudential plc changing tax residence. This change does not impact Prudential plc's legal structure or place of incorporation which remains in the UK. Further detail, including tax guidance for relevant shareholders, can be found at www.prudentialplc.com.

Tax strategy

The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures, including a country-by-country disclosure of revenues, profits, average employee numbers and taxes for all jurisdictions where more than $5 million tax was paid. This disclosure is included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint. An updated version of the tax strategy, including 2022 data, will be available on the Group's website before 31 May 2023.

Shareholders' equity

Group IFRS shareholders' equity
	2022 $m	2021 $m
Adjusted operating profit after tax attributable to shareholders from continuing operations	2,750	2,668

Profit from continuing operations for the year	1,007	2,214
Less non-controlling interest from continuing operations	(9)	(22)
Profit after tax for the year attributable to shareholders from continuing operations	998	2,192
Net decrease in shareholders' equity from discontinued operations (see note D1.2 in the IFRS financial results)	-	(6,283)
Demerger dividend in-specie of Jackson	-	(1,735)
Exchange movements, net of related tax	(531)	(165)
Other external dividends	(474)	(421)
Issue of equity shares	(4)	2,382
Other (including revaluation of Jackson residual interest since demerger)	(117)	240
Decrease in shareholders' equity	(128)	(3,790)
Shareholders' equity at beginning of the year	17,088	20,878
Shareholders' equity at end of the year	16,960	17,088
Shareholders' value per share19	617¢	622¢

Group IFRS shareholders' equity decreased marginally to $17.0 billion at 31 December 2022, reflecting profit generated during the year, offset by dividend payments of $(0.5) billion, adverse exchange movements of $(0.5) billion and movements including the revaluation of the residual interest in Jackson Financial Inc.

Greater China presence

Prudential has a significant footprint in the Greater China region, with businesses in the Chinese Mainland (through its holding in CPL), Hong Kong and Taiwan.

The table below demonstrates the significant proportion of the Group's financial measures that were contributed by the Greater China region:

	Gross premiums earned*		New business profit
	2022 $m	2021 $m	2022 $m	2021 $m
Total Greater China**	13,103	14,335	912	1,181
Total Group**	27,783	28,796	2,184	2,526

Percentage of total	47%	50%	42%	47%
*     The gross earned premium amount shown above differs from that shown in the income statement as the above number includes the Group's share of amounts earned by associates and JVs. The gross earned premium amount reflects the Group's IFRS accounting policies. A reconciliation to the amount included in the income statements is included in note II of the Additional unaudited financial information.
**    Total Greater China represents the amount contributed by the long-term business in Hong Kong, Taiwan and the Group's share of the amounts earned by CPL. The Group total includes the Group's share of the amounts earned by all long-term business joint ventures and associates.

EEV basis results

EEV basis results from continuing operations
		Actual exchange rate		Constant exchange rate
	2022 $m	2021 $m	Change %	2021 $m	Change %
New business profit	2,184	2,526	(14)	2,443	(11)
Profit from in-force business	2,358	1,630	45	1,588	48
Operating profit from long-term business	4,542	4,156	9	4,032	13
Asset management	234	284	(18)	271	(14)
Other income and expenditure22	(824)	(897)	8	(874)	6
Operating profit for the year from continuing operations	3,952	3,543	12	3,429	15
Non-operating loss	(7,523)	(306)	(2,358)	(261)	(2,782)
(Loss) profit for the year from continuing operations	(3,571)	3,237	(210)	3,168	(213)
Dividends paid	(474)	(421)
Share capital issued	(4)	2,382
Foreign exchange movements	(1,195)	(460)
Other movements	(156)	691
Net (decrease) increase in EEV shareholders' equity from continuing operations	(5,400)	5,429
EEV shareholders' equity from continuing operations at 1 Jan	47,355	41,926
Effect of HK RBC	229	-
EEV shareholders' equity from continuing operations at 31 Dec	42,184	47,355
% New business profit/average EEV shareholders' equity for continuing long-term business operations*	5%	6%
% Operating profit/average EEV shareholders' equity for continuing operations	9%	8%
* Excluding goodwill attributable to equity holders

		Actual exchange rate
EEV shareholders' equity	31 Dec 2022 $m	31 Dec 2021 $m
Represented by:
CPL	3,259	3,114
Hong Kong	16,576	21,460
Indonesia	1,833	2,237
Malaysia	3,695	3,841
Singapore	6,806	7,732
Growth markets and other	6,688	6,262
Embedded value from long-term business excluding goodwill	38,857	44,646
Asset management and other excluding goodwill	2,565	1,931
Goodwill attributable to equity holders	762	778
Group EEV shareholders' equity	42,184	47,355
EEV shareholders' equity per share	1,534¢	1,725¢

EEV new business profit and APE new business sales (APE sales)

			Actual exchange rate					Constant exchange rate
	2022 $m		2021 $m		Change %		2021 $m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
CPL	884	387	776	352	14	10	743	337	19	15
Hong Kong	522	384	550	736	(5)	(48)	546	731	(4)	(47)
Indonesia	247	125	252	125	(2)	-	243	120	2	4
Malaysia	359	159	461	232	(22)	(31)	434	219	(17)	(27)
Singapore	770	499	743	523	4	(5)	724	510	6	(2)
Growth markets and other	1,611	630	1,412	558	14	13	1,323	526	22	20
Total	4,393	2,184	4,194	2,526	5	(14)	4,013	2,443	9	(11)
Total new business margin		50%		60%				61%

EEV operating profit from continuing operations increased by 15 per cent4 to $3,952 million, reflecting increased operating profit from the in-force business and an improvement in central costs; partially offset by a decline in the contribution from new business profit and lower profit from the asset management business. The operating return on embedded value was 9 per cent (2021: 8 per cent9).

The profit from long-term business is driven by the expected return and effects of operating assumption changes and operating experience variances. The expected return increased 50 per cent4 to $2,559 million, reflecting the combined effects of underlying business growth and, more significantly, the impact of higher interest rates. Operating assumption changes and experience variances were negative $(201) million on a net basis compared with $(116) million4 in 2021, reflecting a lower level of favourable assumption changes in the current year.

APE sales increased by 9 per cent4 to $4,393 million and related new business profit decreased by (11) per cent4, reflecting the impact of higher interest rates and business mix effects. Excluding economic effects new business profit was $2,357 million, a fall of (4) per cent4 from the prior year. Detailed discussion of new business performance by segment is presented in the Strategic and operating review.

The non-operating loss of $(7,523) million (2021: loss of $(261) million4) is driven largely by rising interest rates and falling equity markets over the year leading to reduced asset values with a consequential impact on future profits. Higher interest rates also increased risk discount rates, which have a negative effect on health and protection profits. This negative effect more than outweighed the benefit on our savings products of increases to the assumed level of future investment returns.

Overall, EEV shareholders' equity from continuing operations decreased at 31 December 2022 to $42.2 billion (31 December 2021: $47.4 billion9). Of this, $38.9 billion (31 December 2021: $44.6 billion9) relates to the long-term business. This amount includes our share of our India associate valued using embedded value principles. The market capitalisation of this associate at 31 December 2022 was circa $7.8 billion, which compares with a publicly reported embedded value of circa $4.0 billion at 30 September 2022.

EEV shareholders' equity on a per share basis at 31 December 2022 was 1,534 cents (31 December 2021: 1,725 cents9).

Group free surplus generation from continuing operations

Free surplus is the metric we use to measure the internal cash generation of our business operations and broadly reflects the amount of money available to our operational businesses for investing in new business, strengthening our capacity and capabilities to grow the business, and potentially paying returns to the Group. For our insurance businesses it largely represents the Group's available regulatory capital resources after allowing for the prescribed required regulatory capital held to support the policies in issue, with a number of adjustments so that the free surplus better reflects resources potentially available for distribution to the Group. For our asset management businesses, Group holding companies and other non-insurance companies, the measure is based on IFRS net assets with certain adjustments, including to exclude accounting goodwill and to align the treatment of capital with our regulatory basis. Operating free surplus generation represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. Further information is contained in note 8.1(e) of the EEV basis results.

Analysis of movement in Group free surplus
		Actual exchange rate		Constant exchange rate
	2022 $m	2021 $m	Change %	2021 $m	Change %
Expected transfer from in-force business and return on existing free surplus	2,753	2,497	10	2,408	14
Changes in operating assumptions and experience variances	(227)	(173)	(31)	(158)	(44)
Operating free surplus generated from long-term business before restructuring costs	2,526	2,324	9	2,249	12
Investment in new business	(567)	(537)	(6)	(516)	(10)
Asset management	234	284	(18)	271	(14)
Operating free surplus generated from life business and asset management before restructuring costs	2,193	2,071	6	2,004	9
Central costs and eliminations (net of tax):
Net interest paid on core structural borrowings	(200)	(328)	39	(328)	39
Corporate expenditure	(276)	(292)	5	(261)	(6)
Other items and eliminations	(66)	(103)	36	(118)	44
Restructuring and IFRS 17 implementation costs (net of tax)	(277)	(169)	(64)	(162)	(71)
Net Group operating free surplus generated for continuing operations	1,374	1,179	17	1,135	21
Non-operating and other movements, including foreign exchange	(2,367)	330
Recognition of residual interest in Jackson at demerger	-	493
External cash dividends	(474)	(421)
Share capital issued	(4)	2,382
Treatment of grandfathered debt instruments under the GWS Framework23	-	1,995
(Decrease) increase in Group free surplus from continuing operations before net subordinated debt redemption	(1,471)	5,958
Net subordinated debt redemption	(1,699)	(232)
(Decrease) increase in Group free surplus from continuing operations before amounts attributable to non-controlling interests	(3,170)	5,726
Change in amounts attributable to non-controlling interests	(10)	(21)
Free surplus at 1 Jan from continuing operations	14,049	8,344
Effect of HK RBC	1,360	-
Free surplus at 31 Dec from continuing operations	12,229	14,049
Free surplus at 31 Dec excluding distribution rights and other intangibles	8,390	10,083

Our Group generated an operating free surplus from insurance and asset management operations before restructuring costs of $2,193 million, up 9 per cent4, largely reflecting the underlying business growth from our in-force insurance book and positive effects of interest rates. The cost of investment in new business increased by 10 per cent4 broadly in line with the increase in APE sales of 9 per cent4, with the benefit from regulatory changes in Hong Kong and higher interest rates offset by changes in business mix. After allowing for lower interest payments on the Group's central debt and higher restructuring and IFRS 17 costs, total Group free surplus generation was up 21 per cent4 to $1,374 million.

Operating free surplus generated was offset by the negative impact of market and currency movements in the period. After allowing for these losses, the redemption of debt (which is treated as capital for free surplus purposes), the external dividend payment and the $1.4 billion benefit from adopting HK RBC at 1 January 2022, free surplus at 31 December 2022 was $12.2 billion. Excluding distribution rights and other intangibles it was $8.4 billion. In January 2023 Group free surplus was reduced by $0.4 billion following the redemption of a £300 million senior bond.

Dividend

Reflecting the Group's capital allocation priorities, a portion of capital generation will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group's operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group's operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions.

The Board has approved a 2022 second interim cash dividend of 13.04 cents per share (2021: 11.86 cents per share9). Combined with the first interim cash dividend of 5.74 cents per share (2021: 5.37 cents per share9), the Group's total 2022 cash dividend is 18.78 cents per share (2021: 17.23 cents per share9), an increase of 9 per cent9.

Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong Insurance Authority to determine Group regulatory capital requirements (both minimum and prescribed levels). The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. In line with the changes at half year 2022 and the updated GWS disclosure guidelines issued by the Hong Kong Insurance Authority in December 2022, the GWS capital disclosures present the Group capital position by comparing the total eligible group capital resources to the GPCR, aligned with the basis of our EEV capital requirements. In addition, the total regulatory Tier 1 capital resources relative to the GMCR is also disclosed. More information is set out in note I(i) of the Additional unaudited financial information.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and the GPCR from these participating funds.

During the year, Group adopted C-ROSS Phase II requirements in the Chinese Mainland and the HK RBC for the Hong Kong business following the receipt of approval from the Hong Kong Insurance Authority to early-adopt the new Risk-Based Capital regime effective from 1 January 2022. These changes are estimated to have increased the GWS shareholder surplus over the GMCR by $9.3 billion14 and to have increased the corresponding coverage ratio from 408 per cent to 545 per cent15 as at 31 December 2021, after allowing for the $1.7 billion debt redemption in January 2022. As at 31 December 2021 the corresponding GWS shareholder capital surplus over the GPCR is estimated to have been $17.5 billion12 with a corresponding GWS coverage ratio of 320 per cent13. When including the contribution from ring-fenced policyholder funds, the total surplus over the GPCR is estimated to have been $21.4 billion12, with a corresponding GWS coverage ratio of 204 per cent13.

As at 31 December 2022, the estimated shareholder GWS capital surplus over the GPCR is $15.6 billion12 (31 December 2021: $17.5 billion9), representing a coverage ratio of 307 per cent13 (31 December 2021: 320 per cent9) and the estimated total GWS capital surplus over the GPCR is $18.1 billion12 (31 December 2021: $21.4 billion9) representing a coverage ratio of 202 per cent13 (31 December 2021: 204 per cent9). The estimated Group Tier 1 capital resources are $17.4 billion25 with estimated GWS Tier 1 surplus over the GMCR of $12.1 billion14 (31 December 2021: $14.9 billion9), representing a coverage ratio of 328 per cent15 (31 December 2021: 328 per cent9).

The Group shareholder GWS capital surplus over the GPCR reduced by $(1.9) billion9 to $15.6 billion at 31 December 2022. Operating capital generation in the period was $1.4 billion after allowing for central costs and investment in new business. The impact of non-operating and other items, including market movements, were negative overall and reduced surplus by $(2.8) billion. Dividends of $0.5 billion were paid to shareholders in respect of the 2022 first interim dividend.

The Group's GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional unaudited financial information, alongside further information on the GWS measure.

	31 Dec 2022			31 Dec 202124
	(post regulatory updates)			(post regulatory updates)
	Shareholder	Policyholder*	Total**	Shareholder	Policyholder*	Total**
Group capital resources ($bn)	23.2	12.6	35.8	25.5	16.5	42.0
of which: Tier 1 capital resources25 ($bn)	15.9	1.5	17.4	17.9	3.5	21.4

Group Minimum Capital Requirement ($bn)	4.4	0.9	5.3	4.7	1.8	6.5
Group Prescribed Capital Requirement ($bn)	7.6	10.1	17.7	8.0	12.6	20.6

GWS capital surplus over GPCR ($bn)	15.6	2.5	18.1	17.5	3.9	21.4
GWS coverage ratio over GPCR (%)	307%		202%	320%		204%

GWS coverage ratio (over GMCR) (%)			12.1			14.9
GWS Tier 1 coverage ratio over GMCR (%)			328%			328%
* This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.
** The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.

The 31 December 2022 GWS capital results do not reflect the impact of the redemption of $0.4 billion of senior debt in January 2023. Allowing for this redemption reduces the shareholder GWS capital surplus over GPCR to $15.2 billion with a coverage ratio of 302 per cent and reduces the total GWS capital surplus over GPCR to $17.7 billion with a coverage ratio of 200 per cent. The total GWS Tier 1 over GMCR capital position is unaffected by this redemption.

GWS risk appetite and capital management

The Group's capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. In respect of regulatory capital limits, a capital buffer above the GPCR is held to ensure the Group can withstand volatility in markets and operational experience, with capital resources remaining sufficient to cover the GPCR even after significant stresses. The calibration of the capital buffer reflects the Group's risk profile and the external economic environment, and is set and reviewed regularly by the Board.

Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer. No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus which will only become available as cash flow for distribution over time. The Group's Free Surplus metric is a better measure of the shareholder capital available for distribution, and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy.

At 31 December 2022, the Group's Free Surplus stock (excluding distribution rights and other intangibles) was $8.4 billion, compared with the GWS shareholder surplus of $15.6 billion and a reconciliation is shown in note I(i) of the Additional unaudited financial information.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally.

Reflecting the Group's capital allocation priorities, a portion of the free surplus generated in each period will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group's operating free surplus generation after allowing for the capital strain of writing new business and recurring central costs (on a right-sized basis). To the extent that free surplus arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to shareholders.

Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds' customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared. Policyholder fund capital surplus is deployed over time to increase investment risk in the with-profits funds in order to target higher customer returns, or distributed as higher customer bonuses, in line with the specific with-profits bonus policies which apply to each ring-fenced fund. The result of applying these policies is that the aggregate policyholder fund GPCR coverage ratio is typically lower than the GPCR shareholder coverage ratio.

The total GWS coverage ratio, which is an aggregate of the policyholder and shareholder capital positions, is therefore usually lower than the shareholder coverage ratio, but also less sensitive in stress scenarios, as is shown in the GWS sensitivity analysis section above as at 31 December 2022. The total GWS coverage ratio is the Group's regulatory solvency metric to which Group supervision applies, and this total regulatory coverage ratio is managed to ensure it remains above the GPCR by applying separate shareholder and policyholder risk appetite limits, as described above.

Financing and liquidity

At 31 December 2022, the Group's net gearing ratio as defined in the table below was 7 per cent, after reflecting the refined definition of holding company cash and short-term investments as discussed below, but excluding the impact of the redemption on 20 January 2023 of the £300 million senior bond, with a carrying value of $361 million at 31 December 2022. The Group manages its leverage on a Moody's total leverage basis, which differs from the above by taking into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group's with-profits funds. We estimate the Moody's total leverage at 31 December 2022 to be 21 per cent (31 December 2021: 26 per cent9). After allowing for the redemption in January 2023 of the £300 million senior bond we estimate that Moody's total leverage would be 20 per cent.

Prudential is targeting a Moody's total leverage ratio of around 20 to 25 per cent over the medium term. Prudential may operate outside this range temporarily to take advantage of growth opportunities with attractive risk-adjusted returns as they arise, while still preserving its strong credit ratings.

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future.

Net core structural borrowings of shareholder-financed businesses

	31 Dec 2022 $m			31 Dec 2021 $m
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Borrowings of shareholder-financed businesses	4,261	(427)	3,834	6,127	438	6,565
Less: holding company cash and short-term investments26	(3,057)	-	(3,057)	(3,572)	-	(3,572)
Net core structural borrowings of shareholder-financed businesses	1,204	(427)	777	2,555	438	2,993
Net gearing ratio*	7%			13%
* Net core structural borrowings from continuing operations as proportion of IFRS shareholders' equity from continuing operations plus net core structural borrowings from continuing operations, as set out in note II of the Additional unaudited financial information.

The total borrowings of the shareholder-financed businesses from continuing operations were $4.3 billion at 31 December 2022 and the Group had central cash resources of $3.1 billion26 at the same date resulting in net core structural borrowings of the shareholder-financed businesses of $1.2 billion. We have complied with all of the covenants and undertakings of our core structural borrowings and have not modified any of their terms during 2022.

The Group has two securities that reach maturity in 2023; the £300 million senior bonds that were redeemed on 20 January 2023 and a €20 million medium-term note that falls due in July 2023. In addition, the Group has a $750 million perpetual note that reached its first call date in January 2023 at which time the Group's management elected not to call it. We retain the right to call this security at par on a quarterly basis hereafter. The Group's remaining securities have contractual maturities that fall between 2029 and 2033. Further analysis of the maturity profile of borrowings is presented in note C2.3 to the IFRS financial results.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group is able to access funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $501 million in issue at 31 December 2022 (31 December 2021: $500 million9).

As at 31 December 2022, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2026. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2022.

Cash remittances

Holding company cash flow
		Actual exchange rate
	2022 $m	2021 $m	Change %
Net cash remitted by business units27	1,304	1,451	(10)
Net interest paid	(204)	(314)	35
Corporate expenditure28	(232)	(322)	28
Centrally funded recurring bancassurance fees	(220)	(176)	(25)
Total central outflows	(656)	(812)	19
Holding company cash flow before dividends and other movements	648	639
Dividends paid	(474)	(421)
Operating holding company cash flow after dividends but before other movements	174	218
Issuance and redemption of debt	(1,729)	(255)
Hong Kong public offer and international placing	-	2,374
Other corporate activities	248	(199)
US demerger costs	-	(30)
Total other movements	(1,481)	1,890
Total holding company cash flow	(1,307)	2,108
Cash and short-term investments at the beginning of the year	3,572	1,463
Foreign exchange and other movements	(113)	1
Inclusion of amounts at 31 Dec from additional centrally managed entities	905	-
Cash and short-term investments at the end of the year	3,057	3,572

Remittances from our businesses were $1,304 million (2021: $1,451 million9). Remittances were used to meet central outflows of $(656) million (2021: $(812) million9) and to pay dividends of $(474) million. Central outflows include net interest paid of $(204) million (2021: $(314) million9), corporate expenditure of $(232) million (2021: $(322) million9) and centrally funded recurring bancassurance fees of $(220) million (2021: $(176) million9).

Other cash flow movements included net receipts from other corporate activities of $248 million (2021: $(199) million9 net payments) comprising proceeds of $315 million received from the sales of shares in Jackson Financial Inc. together with dividends from Jackson Financial Inc., partially offset by cash provided for investment by the businesses mainly in digital infrastructure. Our debt redemption and refinancing programme was completed in January 2022 at a cost of $1,725 million. We also settled a bank loan in the year funded by the issue of new senior debt at a net outflow of $4 million.

The definition of holding company cash and short-term investments has been updated, with effect from 31 December 2022, following the combination of the Group's London office and Asia regional office into a single Group Head Office in 2022. This updated definition includes all cash and short-term investments held by central holding and service companies, including amounts previously managed on a regional basis. These balances are now being centrally managed by the Group's Treasury function. This refinement increased holding company cash and short-term investment balances by $0.9 billion at 31 December 2022. After reflecting this refinement, cash and short-term investments totalled $3.1 billion at 31 December 2022 (31 December 2021: $3.6 billion9). The redemption of debt in January 2023 reduced this balance by $371 million.

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Notes
1    APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial results. See note II of the Additional unaudited financial information for further explanation.
2    For insurance operations, operating free surplus generated represents amounts emerging from the in-force business during the year net of amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Restructuring costs are presented separately from the business unit amount. Further information is set out in 'movement in Group free surplus' of the EEV basis results.
3    'Adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial results.
4    On a constant exchange rate basis.
5    New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
6    Greater China comprises of our businesses in the Chinese Mainland, Hong Kong and Taiwan.
7    South-east Asia comprises of our businesses in Asia excluding the Chinese Mainland, Hong Kong, Taiwan and India.
8    Operating return calculated as operating profit divided by the average EEV shareholders' equity for continuing operations. See note II(x) of the Additional unaudited financial information for definition and calculation.
9    On an actual exchange rate basis.
10  As compared with full year 2021 actual expenditure of $298 million and assuming no significant change in current exchange rates.
11  Represents previously referred to $70 million costs savings from the start of 2023, compared with full year 2021 actual expenditure, together with $180 million of cost savings delivered from the start of 2021 compared with full year 2018 actual expenditure.
12  Estimated GWS capital resources in excess of the GPCR attributable to the shareholder business, before allowing for the 2022 second cash interim dividend. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The estimated GWS group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR.
13  Estimated GWS coverage ratio of capital resources over GPCR attributable to the shareholder business, before allowing for the 2022 second cash interim dividend.
14  Estimated GWS capital resources in excess of the GMCR attributable to the shareholder business, before allowing for the 2022 second cash interim dividend. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at 30 June 2022 are included as GWS eligible group capital resources.
15  Estimated GWS coverage ratio of capital resources over GMCR attributable to shareholder business, before allowing for the 2022 second cash interim dividend.
16  Our World in Data, India confirmed Covid-19 cases.
17  For discussion on the basis of preparation of the sources of earnings in the table see note I(ii) of the Additional unaudited financial information.
18  Excludes Money Market Funds.
19  See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
20  Full-year 2022 total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.
21  Jackson Financial Inc. shares held by Prudential as a percentage of Jackson Financial Inc. Shares disclosed as outstanding as at 31 December 2022.
22  Other income and expenditure includes restructuring and IFRS 17 implementation costs.
23  Debt not denominated in USD is translated using exchange rates as at 31 December 2020 for the purposes of grandfathering.
24  31 December 2021 comparative amounts include the effect of the adoption of HK RBC, C-ROSS Phase II and the redemption of $1,725 million of sub-ordinated debt completed in January 2022.
25  The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA.
26  The definition of holding company cash and short-term investments has been updated, with effect from 31 December 2022, following the combination of the Group's London office and Asia regional office into a single Group Head Office in 2022. This updated definition includes all cash and short-term investments held by central holding and service companies, including amounts previously managed on a regional basis. These balances are now being centrally managed by the Group's Treasury function.
27  Net cash amounts remitted by businesses are included in the holding company cash flow, which is disclosed in detail in note I(v) of the Additional unaudited financial information. This comprises dividends and other transfers from businesses that are reflective of earnings and capital generation.
28  Including IFRS 17 implementation and restructuring costs paid in the year.

Risk review

Enabling effective risk-based decision-making in a complex world

In the face of significant market volatility and uncertainty, Prudential's Group Risk Framework, risk appetite, and robust governance have allowed the business to manage and control its risk exposure dynamically and effectively throughout 2022, in order to achieve the Group's strategy of delivering value for our shareholders and all our stakeholders. This section explains the main risks inherent in the business and how Prudential manages those risks, with the aim of ensuring an appropriate risk profile is maintained.

1.     Introduction

The Group
Following key actions taken in 2021 to reshape Prudential into an Asia and Africa-focused business, the Group has transformed its leadership structure and its strategic and operating models as it continues to enhance its focus on its customers, as well as adapting a multi-channel distribution model to reflect evolving markets and external operating conditions. The Group Risk, Compliance and Security (RCS) function continues to provide risk opinions, guidance, assurance and engagement with Prudential's Group-wide supervisor, the Hong Kong Insurance Authority (IA), on these critical activities, while overseeing the risks and implications to the ongoing business in order to ensure the Group remains within approved risk appetite, at all times, in the backdrop of increased complexity of the macroeconomic, geopolitical and regulatory environments. During 2022, the Group achieved notable milestones with the completion of all agreed transitional arrangements to fully implement the Hong Kong IA GWS Framework, the implementation of the C-ROSS II at CPL, its Chinese Mainland joint venture and early adoption of RBC at its Hong Kong businesses.

2022 was characterised by high inflation, high interest rates and economic uncertainties, set against reconfigured national alliances and competition for energy and natural resources. The impacts to the Group are multifaceted and may be pronounced. These include increased strategic and business risks, as well as increasing insurance, product and customer conduct risks. For the Group's customers, these wider geopolitical and macroeconomic circumstances may increase uncertainty over livelihoods, elevate costs of living, and cause challenges in affordability for essential needs and services, including insurance products and perhaps at times when they may be most needed. The complexity of meeting regulatory expectations on these issues, as governments increasingly focus on them, is expected to increase. Prudential will need to meet these challenges for its business and those of its customers in a fair and equitable way. At the same time, the Group will be expected to navigate the volatile financial environment in its markets to ensure it remains robustly capitalised to sustainably deliver for the additional needs of its customers and the societies in which it operates. These are the key themes underpinning this report, with details included below.

Against this backdrop, the Group continues to effectively leverage its risk management, compliance and security experience in more mature markets, applying it to its growth markets as appropriate to their respective risks and the extent of their challenges in this changed world, and reflective of opportunities, customer issues and needs and local customs. Prudential will continue to apply the holistic and coordinated approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses.

Macroeconomic and market environment
The Russia-Ukraine conflict may continue to lead to economic and market stresses being particularly intense in Europe given its dependence on Russian energy and commodities. The uncertainty on the longer-term evolution of these tensions has contributed to keeping energy and commodity prices high and volatile leading to high inflationary pressures. In early 2023, for certain markets which the Group operates, inflation appears to have peaked after having reached decades-high levels in 2022. However, there are structural risks to inflation persistence, constraining real incomes and growth to an extent capable of triggering a global recession.

Central banks, including many in Asia, in large part but at varying pace and levels, have responded to inflationary pressures with monetary policy tightening and base interest rate increases, while factoring in the impact of US Federal Reserve monetary policy on the strength of the US dollar and implications in emerging markets. This challenging inflationary environment led to wide-spread weakness across asset classes in 2022, in both fixed income and equities which posted significant losses. Sentiment was also impacted by weak demand in the property sector, and volatility in the economic outlook in the Chinese Mainland as Covid-19 restrictions continued through most of the year. The Chinese Mainland and Japan were the regional exceptions in retaining a relatively accommodative monetary policy. Global activity data was generally weaker in 2022, but showed some resilience given the record pace of tightening of financial conditions. Consumer confidence in both developed and emerging markets in Asia fell sharply and into depressed territory for much of the year, although actual spending remained at fairly stable levels, given high levels of excess savings, reopening flows and higher-than-expected fiscal stimulus.

With the rapid reopening of the Chinese Mainland market, the headwinds appear to have reached a turning point at the end of the year with policymakers announcing a relaxation of pandemic-related restrictions and the reopening of borders as well as a more convincing package of measures to stabilise the property market. However, the growth path with recovery in consumer spending, especially services, is likely to be volatile based on the experience in other countries, when restrictions were quickly released, the temporary escalation in Covid-19 cases led to an economic pause before a more sustained rebound. Furthermore, supply chains have also taken time to recover to previous levels of efficiency and capacity.

The continued strength in the US dollar against the majority of other currencies further contributed to tighter financial conditions and weaker exchange rates of a number of emerging markets in which the Group operates, adversely impacting Prudential's consolidated financial statements upon the translation of results into US dollar, the Group's reporting currency. With interest rates rising, sub-Saharan Africa has seen an increase in external debt servicing costs. The rising debt servicing burden could lead to a trade-off for governments in the region between paying down debt obligations or funding longer-term social projects.

The macroeconomic landscape and financial markets are expected to remain challenging and highly uncertain. The capital position of the Group and its local businesses has been monitored with high cadence and has remained robust throughout 2022. The full impact of the economic turbulence in 2022 is yet to fully materialise and will continue to be closely monitored by the Group.

Geopolitical landscape
The Russia-Ukraine conflict has led to a range of geopolitical implications, which remain uncertain and complex. The direct implications were regularly monitored throughout 2022 and were considered in the Group's broader scenario analysis and planning. The diplomatic consequences of the conflict have driven an adjustment (and some reinforcement) in regional security and trading blocs, with an increasing conflation of economic issues with considerations of national interest and security, and with implications for international strategic competition. The Russia-Ukraine conflict may have implications for, or result in a short-term slowing of, progress in meeting global and corporate decarbonisation targets, as markets prioritise access to sufficient primary energy sources, increasing the use of coal. In the medium term, a reduction in the reliance on external gas and oil supplies may drive an acceleration in the adoption of zero-carbon energy sources. However, challenges to supply chains, technologies and access to raw materials and energy will remain where national security concerns are heightened. Over the longer term, the conflict, and the diplomatic and economic reactions to it, could contribute to an acceleration towards 'decoupling' or the divergence of markets into more distinct trading blocs, limiting the scope for flows of people, capital and data between blocs, increasing the potential operational and reputational risks for companies continuing to trade and operate between these blocs.

The US-China relationship has been a key focus of geopolitical tension in 2022, impacted in part by the Russia-Ukraine conflict. In turn, this has exerted pressure on policymakers in other geographies, including the Asian markets in which the Group operates. Following the US mid-term Congressional elections and 20th Party Congress of the Communist Party of China in the second half of 2022, political pressures continued to indicate an increasingly divergent set of positions and strained rhetoric on matters of mutual interest, including Taiwan. The relationship remains inherently dynamic and continues to be monitored, against a backdrop of increasing strategic competition as illustrated by the US CHIPS Act and sustained bilateral criticism. While the pace of domestic regulatory reform in the Chinese Mainland abated in 2022 relative to 2021, the effects of reforms and their implementation, including those relating to technology, data usage and capital market operations, may create geopolitical implications which will require assessment, as will US legislation, which may in turn be mirrored or affect other markets' regulations related to China. Legislative or regulatory changes that adversely impact Hong Kong's economy or its international trading and economic relationships, as a key market which hosts Group head office functions, could have an adverse impact on sales and distribution and the operations of the Group.

Societal developments
Global economic uncertainties and the rise in inflation are increasingly putting pressure on household affordability and may exacerbate existing structural inequalities within societies. Government and supervisory attention is being increasingly focused on the cost of living crisis taking shape across many of the Group's markets and the contribution of the corporate sector to government tax revenues. These developments have implications for Prudential in terms of how it engages with its customers, who will, in some markets, experience real challenges in affording or maintaining insurance products at their current level of coverage. This may happen at times when that protection is needed most, and when such customers increasingly represent the vulnerable in society. In Asia, there is an increasing expectation from governments for private companies to help with affordability issues, for example, by introducing moratoria on price increases, and to extend the regulatory definitions of 'vulnerable' customers to explicitly include those in need due to the current economic pressures. Prudential will continue to carefully balance affordability and the impact on its customers with the need, and ability, to reprice products where necessary.

A high inflation environment, combined with recessionary concerns, and societal and regulatory expectations of support, may also heighten existing challenges in persistency for insurers. As has always been the case, Prudential will continue to engage with governments, regulators and supervisors on these issues. As a matter of course, the Group regularly assesses the suitability and affordability of its products, and aims to reduce their perceived complexity whilst increasing the transparency of their costs and benefits. These aims, as well as the Group's increasing focus on the sustainable digital distribution of its health and protection products via its digital platform, help to expand the financial inclusion of Prudential's products and improve customer outcomes.

Most markets have moved, at difference paces, to an endemic approach in managing Covid-19. The Group looks to retain the positive changes that the pandemic accelerated, including those related to changes in traditional working practices and the use of digital services, technologies and distribution methods to customers, while monitoring and mitigating the potential increase in technology, data security or misuse and regulatory risks that these may bring. Prudential is exploring new ways of working and, as a responsible employer, is reflecting thematic trends through a coordinated suite of activities related to the upskilling of its workforce, and increasing flexibility, inclusivity and psychological safety in the workplace. The Group continues to monitor emerging social trends, including those linked to environmental change and the impacts to developing market societies associated with the transition to a lower-carbon global economy. A just and inclusive transition is central to the Group's strategy and Prudential recognises the interests from a wide range of stakeholders in the way it manages ESG and climate-related risks. The Group continues to recognise the importance of financial inclusion and the ways in which the Group's products and services meet the changing needs of affected societies. Its risk management framework continues to evolve to manage the changing nature of these wide-ranging risks, including activities to promote a transparent culture, and active encouragement of open discussion and learnings from mistakes.

Regulations
Prudential operates in highly regulated markets, and as the nature and focus of regulations and laws evolve, the complexity of regulatory compliance (including with respect to economic sanctions, anti-money laundering and anti-corruption) continues to increase and represents a challenge for international businesses. Geopolitical tensions including the Russia-Ukraine conflict have increased uncertainties and the long-term complexity of legal and regulatory compliance for Prudential's businesses operating across multiple jurisdictions. Whilst the complexity of sanctions driven by the geopolitical conflicts is elevated, the Group is experienced in managing this and has in place risk tolerance frameworks to deal with complex and conflicting risk trade-offs to guide executive decisions.

The rapid pace and high volume of regulatory changes and interventions, and swiftness of their application including those driven by the financial services industry, have the potential to increase strategic and regulatory risks for the Group's businesses. There has been an increased regulatory focus by Prudential's Group-wide supervisor, the Hong Kong IA, in particular on customer experience, investment management, governance and sustainability and climate-related topics. In the Chinese Mainland, various policy and regulatory developments relevant to the provision of financial services are in progress, as is the implementation of the market's data governance pillars. Regulatory focus on the financial services industry remains broad and often concurrent, and includes areas such as customer conduct and protection, information security and data privacy and residency, third-party management, systemic risk regulation, corporate governance and senior management accountability. Climate and sustainability-related regulatory developments continue to develop at pace, both globally and in Asia. Developments in domestic and international capital standards continue to move forward, for example, the International Insurance Capital Standard (ICS) is being developed by the International Association of Insurance Supervisors (IAIS) due for adoption post 2024; C-ROSS II and Hong Kong RBC which were implemented in the Group's Chinese Mainland joint venture and Hong Kong businesses respectively. Changes in regulations related to capital have the potential to change the extent of capital sensitivity to risk factors. The new accounting standards IFRS 17 also became effective from 1 January 2023 which is mandatory for the Group given its UK domicile and its dual primary listings. Other examples of material regulatory changes include the sale and management of investment-linked products in Indonesia. Prudential's portfolio of transformation and regulatory change programmes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by potential for increased intra-Group connectivity and dependencies.

The Hong Kong IA's GWS Framework became effective for Prudential following designation by the Hong Kong IA on 14 May 2021. Prudential will continue to engage constructively with the Hong Kong IA as its Group-wide supervisor as it ensures ongoing sustainable compliance. In jurisdictions where Prudential operates with ongoing policy initiatives and regulatory developments which impact the way Prudential is supervised, these developments continue to be monitored by the Group at a market and global level and these considerations form part of the Group Risk Framework and ongoing engagement with government policymakers, industry groups and regulators.

2      Risk governance

a              System of governance

Prudential has in place a system of governance that embeds a clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, monitored and reported. The Group Risk Framework, owned by the Board, details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the 'three lines' model. The 'first line' is responsible for taking and managing risk, while the 'second line' provides additional challenge, expertise, oversight and scrutiny. The role of the 'third line', assumed by the independent Group-wide Internal Audit function, is to provide objective assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide RCS function reviews, assesses, oversees and reports on the Group's aggregate risk exposure and solvency position from an economic, regulatory and credit ratings perspective.

In 2022, a review of committees across the Group's head office was undertaken to ensure continued appropriateness of the level of Group governance that promotes individual accountability in decision-making and supports the overall corporate governance framework to provide sound and prudent management and oversight of the Group's business. The Group constituted a new Group Investment Committee, chaired by the Group Chief Financial Officer, which was accompanied by the approval of a revised Group Investment Policy, for the oversight of all investment activities and in line with GWS Framework requirements. During 2022, oversight responsibilities for the Group's reporting against the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and the ongoing implementation of the Group's climate-focused commitments, as part of the Group's ESG strategic framework, were transferred from the Board-established Responsible and Sustainability Working Group (RSWG) to the Group Risk Committee with the RSWG retaining its focus on overseeing the culture, customer and digital aspects of the framework. Building on enhancements implemented in 2021, Prudential has continued to embed ESG and climate change considerations within the Group Risk Framework, such as explicitly defining time horizons for the purposes of climate risk and requiring the consideration of risks in the context of the time horizon of expected benefits/paybacks of decisions within core strategic processes where 'risk-based decision-making' must be incorporated, and the embedding of its Group-wide customer conduct risk (including the implementation of enhanced monitoring metrics), third-party and outsourcing and data management frameworks and policies.

b              Group Risk Framework

i.      Risk governance and culture
Prudential's risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that have been established to make decisions and control activities on risk-related matters. The risk governance structure is led by the Group Risk Committee, supported by independent Non-executive Directors on the risk committees of the Group's major businesses. The Group Risk Committee approves changes to the Group Risk Framework and the core risk policies that support it. The Committee has direct lines of communication, reporting and oversight of the risk committees of the Group's major businesses. In the second half of 2022, the chief risk and compliance officers of the Group's major businesses and the managing directors of the Group's Strategic Business Groups have formally become members of the Group Executive Risk Committee, the advisory committee to the Group Chief Risk and Compliance Officer. The chief risk and compliance officers of the Group's major businesses also attend Group Risk Committee meetings on a rotational participating basis.

Risk culture is a strategic priority of the Board, which recognises its importance in the way that the Group conducts business. A Group-wide culture framework is in place, unifying the Group towards its overarching purpose of helping our customers get the most out of life. The RSWG supports its responsibilities in relation to implementation of the culture framework, as well as embedding the culture aspects of the Group's ESG strategic framework and overseeing progress on diversity and inclusion initiatives. The culture framework provides principles and values that are embedded in the ways of working across the Group's functions and locations and defines how Prudential expects business to be conducted to achieve its strategic objectives, informs expectations of leadership and supports the resilience and sustainability of the Group. The components of the culture framework support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk-taking, and highlighting acceptable and unacceptable behaviours. This is supported through the inclusion of risk and sustainability considerations in performance management for key executives; the building of appropriate skills and capabilities in risk management; and by ensuring that employees understand and care about their role in managing risk through open discussions, collaboration and engagement. The Group Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential's Group Code of Business Conduct and Group Governance Manual, supported by the Group's risk-related policies, include guiding principles on the day-to-day conduct of all its people and any organisations acting on its behalf. Supporting policies include those related to financial crime, covering anti-money laundering, sanctions, anti-bribery and corruption and conduct. The Group's third-party and outsourcing policy requires that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

Further details on the Group's ESG governance arrangements and strategic framework are included in the Group's ESG Report.

ii.     The risk management cycle

Risk identification
In accordance with provision 28 of the UK Corporate Governance Code and the GWS guidelines issued by the Hong Kong IA, a top-down and bottom-up process is in place to support Group-wide identification of principal risks. An emerging risk identification framework exists to support the Group's preparations in managing financial and non-financial risks expected to crystallise beyond the short-term horizon. The Board performs a robust assessment and analysis of these principal and emerging risk themes through the risk identification process, the Group Own Risk and Solvency Assessment (ORSA) report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making.

The Group's emerging risk identification process recognises the dynamic materiality of emerging risk themes. This has been shown by recent events such as the Covid-19 pandemic and the Russia-Ukraine conflict, and this concept is also considered relevant in the context of the Group's monitoring of emerging themes relevant to ESG and climate-related risks, including reputation risk.

The ORSA is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times, as well as stress and scenario testing, which includes climate scenarios and reverse stress testing. The latter requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group's internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) and is subject to independent validation and processes and controls around model changes and limitations.

Risk management and control
The Group's control procedures and systems focus on aligning the levels of risk-taking with the Group's strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss. The Group's risk policies define the Group's appetite to material risks and set out the risk management and control requirements to limit exposure to these risks. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. The methods and risk management tools employed to mitigate each of the Group's principal risks are detailed in section 3 below.

Risk monitoring and reporting
The Group's principal risks are highlighted in the management information received by the Group Risk Committee and the Board, which also includes key exposures against appetite and developments in the Group's principal and emerging risks.

iii.    Risk appetite, limits and triggers

The Group is cognisant of the interests of the broad spectrum of its stakeholders (including customers, investors, employees, communities and key business partners) and that a managed acceptance of risk lies at the heart of its business. The Group seeks to generate stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost-effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group's systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group's ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group's aggregate risk appetite and the Group Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity, and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Group Risk Committee, supported by the RCS function, is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group's aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.

a.       Capital requirements. Limits on capital requirements aim to ensure that in both business as usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements, achieves its desired target credit rating to meet its business objectives, and supervisory intervention is avoided. The two measures in use at the Group level are the GWS group capital requirements and internal economic capital requirements, determined by the Group Internal Economic Capital Assessment (GIECA).

b.       Liquidity. The objective of the Group's liquidity risk appetite is to ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business as usual and stressed scenarios. This is measured using a liquidity coverage ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.

Non-financial risks. In 2022, the Group implemented the revised Non-Financial Risk Appetite Framework, aiming to adopt an approach framed around the perspectives of its varied stakeholders and taking into account current and expected changes in the external environment, and rolled out a simplification of the limit and trigger appetite thresholds for non-financial risk categories across the Group's locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact to its reputation.

3      The Group's principal risks

The delivery of the Group's strategy in building long-term value for its shareholders and other stakeholders, focusing on high-growth business in Asia and Africa, exposes Prudential to risks. The materialisation of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, with an adverse impact on Prudential's brand and reputation. This report is focused mainly on risks to the shareholder but includes those which arise indirectly through policyholder exposures and third-party business. The Group's principal risks, which are not exhaustive, are detailed below. The Group's risk management cycle (detailed above) includes within its scope the processes for prioritising and determining the relative significance of ESG and climate-related risks, as well as those associated with implementing the Group's externally communicated commitments. The Group's 2022 ESG Report includes further detail on the ESG and climate-related risks which contribute to the materiality of the Group's principal risks detailed below, including those related to the Group's operational and financial resilience, data privacy requirements and expectations, the regulatory landscape and the implementation of the Group's strategy. The Group's Risk Factor disclosures can be found at the end of this document.

Risks to the Group's financial situation (including those from the external macroeconomic and geopolitical environment)
The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.
Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

Global economic and geopolitical conditions
With geopolitical tensions high as national alliances and blocs evolve, the jostling of the current world order and the increasing prioritisation of national security widely defined has become a key determinant of macroeconomic policy, with geopolitical and macroeconomic uncertainties being intertwined. Geopolitical developments and tensions, macroeconomic conditions, and broad policy-driven regulatory developments (see below), at times interconnected in the speed and manner in which they evolve, drive the operating environment and risk landscape for the Group and the level of its exposure to the principal risks outlined below.

Macroeconomic and geopolitical developments are considered material to the Group and can potentially increase operational and business disruption, regulatory and financial market risks, and have the potential to directly impact Prudential's sales and distribution networks, as well as its reputation. The potential impacts to the Group are included in the disclosures on Risk Factors.

Market risks to our investments
The value of Prudential's investments is impacted by fluctuations in equity prices, interest rates, credit spreads, foreign exchange rates and property prices. Although inflation remains at decades-level highs, the Group's direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical import prices. This exposure can be effectively managed by the business' well-established practice and ability to reprice products. Challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance Risks section below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group's market risks are managed and mitigated by the following:

-       The Group market risk policy;
-       Risk appetite statements, limits and triggers;
-       The Group's capital and asset liability management committees;
-       Asset and liability management activities, which include management actions such as changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
-       The Group Investment Committee and Group Investment Policy;
-       Hedging using derivatives, including currency forwards, interest rate futures and swaps, and equity futures;
-       The monitoring and oversight of market risks through the regular reporting of management information;
-       Regular deep dive assessments; and
-       The Group Critical Incident Procedure (GCIP), which defines specific governance to be invoked in the event of a critical incident, such as a significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct activities during a critical incident.

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Interest rate risk, including asset liability management (ALM). Interest rate risk is driven by the impact of the valuation of Prudential's assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates. Prudential's appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position.

Sustained inflationary pressures have driven interest rates higher, these have the potential to increase further in the near-to-medium term, and may impact the valuation of fixed income investments and reduce fee income. The Group's risk exposure to rising interest rates also arises from the potential impact to the present value of future fees for unit-linked based businesses, such as in Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets in the shareholder funds.

The Group's risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong and Singapore with-profits and non-profit businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets. When this duration mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group's appetite for interest rate risk.

The Group-level Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group's business objectives. The Committee also oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life lines of business. Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place.

The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders' reasonable expectations, and economic and local regulatory requirements. Factors such as the availability of matching assets, diversification, currency and duration are considered as appropriate. The assumptions and methodology used in the measurement of assets and liabilities for ALM purposes conform with local solvency regulations. Assessments are carried out on an economic basis which conforms to the Group's internal economic capital methodology.

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Equity and property investment risk. The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from with-profits businesses through potential fluctuations in the value of future shareholders' profits and where bonuses declared are based broadly on historical and current rates of return from the business's investment portfolios, which include equities. The Group has limited acceptance for exposures to equity risk, but accepts the equity exposure that arises on future fees (including shareholder transfers from the with-profits business).

The material exposures to equity risk in the Group's businesses include CPL's exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and investment-linked products. The Hong Kong business and, to a lesser extent, the Singapore business contribute to the Group's equity risk exposure due to the equity assets backing participating products. The Indonesia and Malaysia businesses are exposed to equity risk through their unit-linked products, and in the case of Malaysia exposure also arises from participating and investment-linked business.

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Foreign exchange risk. The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the Group's reporting/functional currency, the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group's US dollar-reported financial statements. This risk is accepted within the Group's appetite for foreign exchange risk. In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital or shareholders' interest (i.e. remittances), this currency exposure may be hedged where considered economically favourable. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the markets in which it operates, but it does have some appetite for this on fee income and on equity investments within the with-profits funds. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

Liquidity risk
Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, where derivatives transactions require a sudden significant need of liquid assets or cash to post as collateral to meet derivatives margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group. Prudential has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $2.6 billion of undrawn committed facilities that can be made use of, expiring in 2026. Access to further liquidity is available through the debt capital markets and the Group's extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate liquidity risk, including the following:
-       The Group's liquidity risk policy;
-       Risk appetite statements, limits and triggers;
-       Regular assessment and reporting by the Group and business units of Liquidity Coverage Ratios which are calculated under both base case and stressed scenarios;
-       The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as analysis of Group and business units liquidity risks and the adequacy of available liquidity resources under business-as-usual and stressed conditions;
-       The Group's Collateral Management Framework, which sets out the approach to ensuring business units using derivatives have sufficient liquid assets or ability to raise liquidity to meet derivatives margins;
-       The Group's contingency plans and identified sources of liquidity;
-       The Group's ability to access the money and debt capital markets; and
-       The Group's access to external committed credit facilities.

Credit risk
Credit risk is the potential for loss resulting from a borrower's failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty to a transaction defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group's investments in bonds, reinsurance arrangements, derivative contracts with third parties, and its cash deposits with banks. Credit spread risk, another type of credit risk, arises when the interest rate/return on a loan or bond is disproportionately low compared with another investment with a lower risk of default. Invested credit and counterparty risks are considered a material risk for the Group's business units.

The Group's holdings across its life portfolios are mostly in local currency and with a largely domestic investor base, which provides support to these positions. These portfolios are generally positioned towards high-quality names, including those with either government or considerable parent company balance sheet support. Areas which the Group is actively monitoring include the developments in the Chinese Mainland property development sector and the impacts of rising inflation and the tightening of monetary policy in the Group's key markets, as well as high indebtedness in sub-Saharan African countries. The impacts of these trends, which are being closely monitored, include potential for deterioration in the credit quality of the Group's invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group's portfolios. The Group's portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored in particular in local markets where depth (and therefore the liquidity of such investments) may be low. Prudential actively reviews its investment portfolio to improve the robustness and resilience of the solvency position. The Group has appetite to take credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. Further detail on the Group's debt portfolio is provided below.

A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following:

-       A credit risk policy and dealing and controls policy;
-       Risk appetite statements and portfolio-level limits that have been defined on issuers, and counterparties;
-       Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection;
-       The Group Executive Risk Committee and Group Investment Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
-       Regular assessments, including of individual and sector exposures subject to elevated credit risks; and
-       Close monitoring or restrictions on investments that may be of concern.

The total debt securities at 31 December 2022 for the Group's continuing operations were $77.0 billion (31 December 2021: $99.1 billion). The majority (70 per cent) of the portfolio is in unit-linked and with-profits funds. The remaining 30 per cent of the debt portfolio is held to back the shareholder business.

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Group sovereign debt. Prudential invests in bonds issued by national governments. This sovereign debt holding of the Group's operations represented 46 per cent or $10.5 billion1 of the shareholder debt portfolio of the Group's operations as at 31 December 2022 (31 December 2021: 47 per cent or $14.2 billion of the shareholder debt portfolio for the Group's continuing operations). The particular risks associated with holding sovereign debt are detailed further in the disclosures on Risk Factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2022 are given in note C1 of the Group's IFRS financial statements.

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Corporate debt portfolio. In the shareholder-backed business, corporate debt exposures totalled $11.5 billion of which $10.2 billion or 89 per cent were investment grade rated.

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Bank debt exposure and counterparty credit risk. The banking sector represents a material concentration in the Group's corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to banks is a key part of its core investments, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Exposure to the sector is considered a material risk for the Group. Derivative and reinsurance counterparty credit risk exposure is managed using an array of risk management tools, including a comprehensive system of limits. Prudential manages the level of its counterparty credit risk by reducing its exposure, buying credit protection or using additional collateral arrangements where appropriate.

At 31 December 2022:

-       89 per cent of the Group's shareholder portfolio (excluding all government and government-related debt) is investment grade rated2. In particular, 55 per cent of the portfolio is rated2 A- and above (or equivalent); and
-       The Group's shareholder portfolio is well diversified: no individual sector3 makes up more than 13 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group's sustainability and ESG-related risks
These include sustainability risks associated with environmental considerations such as climate change (including physical and transition risks), social risks arising from diverse stakeholder commitments and expectations and governance-related risks.

Material risks associated with key ESG themes may undermine the sustainability of a business by adversely impacting its reputation and brand, ability to attract and retain customers, employees and distribution and other business partners, and increasing litigation risks, and therefore the results of its operations and delivery of its strategy and long-erm financial success. Prudential seeks to manage sustainability risks and their potential impact on its business and stakeholders through a focus on the Group's purpose to 'help people get the most out of life', and transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. The Group's strategy includes a focus on supporting a just and inclusive transition to a lower-carbon global economy that places the societies of developing markets at the forefront of considerations, as well as providing greater and more inclusive access to good health and financial security that meets the changing needs of societies, promotes responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with ESG considerations integrated into investment processes and decisions and the performance of fiduciary and stewardship duties, including voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. With the update to the Board committee oversight responsibilities noted in section 1 above, climate risk, the Group's reporting against the recommendations of the TCFD and progress on the Group's external climate-related commitments will be a priority focus for the Group Risk Committee for 2023.

Regulatory interest and developments continue to increase globally and in Asia, and ESG and sustainability-related risks are high on the agenda of both local regulators and international supervisory bodies such as the International Association of Insurance Supervisors (IAIS) and the International Sustainability Standards Board (ISSB), which is progressing on ESG and sustainability-related disclosure requirements. The Group continues to actively engage with, and respond to, discussions, consultations and supervisory information-gathering exercises. Details of the Group's sustainability and ESG-related risks are included in the disclosure on Risk Factors.

As local regulatory requirements on climate risk management and disclosures develop, the Group continues to leverage and share its Group-wide experience and knowledge with its local businesses on their ESG policies and approaches, both to provide support and to help drive consistency in their continuing embedment across Prudential's businesses. The Group Risk Framework continues to be critically evaluated and updated where required to ensure both ESG and sustainability-related considerations and risks to the Group, and the external impact from the Group's activities, are appropriately captured.

 Risk management and mitigation of ESG sustainability risks at Prudential include the following:

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A focus on enhancing access to good health and financial security, and in connection with our stakeholders, ensuring responsible stewardship of climate and ESG related issues; clear governance arrangements, both in the definition of the roles and responsibilities of the Board and management committees for aspects of ESG and sustainability risks and through the Group Governance Manual, which include ESG and responsible business practice-linked policies, and the Group Code of Business Conduct;
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The continued embedding of ESG and sustainability risk within the Group Risk Framework and risk processes, including:
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Consideration of the potential for dynamically-changing materiality in emerging environmental, social and governance themes and risks through emerging risk identification and evaluation processes;
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Definition of appropriate (and longer) time horizons with respect to climate risk management and the requirement to consider time horizons where required in risk-based decision-making;
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Reflection in the risk taxonomy that the Group can be both impacted by ESG/sustainability issues as well as having an impact on these in the external world ('double materiality');
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The applicability of the Group's Model Risk and UDA Risk Policy to the tools used for the aggregation of the Group's carbon intensity metrics across its investment portfolios; and
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Deep dives into ESG themes, including climate-related risks, and Board-level training sessions.
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Integrating ESG considerations into investment processes and responsible supply chain management; and
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Participation in networks and industry forums and working groups such as the Net Zero Asset Owner Alliance (NZAOA), Principles for Responsible Investment (PRI) and CRO Forum to further develop understanding and support collaborative action in relation to ESG sustainability risks such as climate change and promoting a just and inclusive transition.

Further information on the Group's ESG governance and ESG strategic framework, as well as the management of material ESG themes, are included in the Group's ESG Report.

Risks from the nature of our business and our industry
These include the Group's non-financial risks (including operational and transformation risks from significant change activity), the customer conduct risks and insurance risks assumed by the Group in providing its products, and risks related to regulatory compliance.

Non-financial risks
The complexity of Prudential, its activities and the extent of transformation in progress creates a challenging operating environment and exposure to a variety of non-financial risks. These risks are considered to be material at a Group level.

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Operational risk. This is the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems and external events, and may arise from employee error, model error, system failures, fraud or other events which disrupt business processes or which have a detrimental impact to customers. Prudential accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact on its reputation.
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Transformation risk. Transformation risk remains a material risk for Prudential, with a number of significant change programmes under way which, if not delivered and executed effectively to defined timelines, scope and cost, may negatively impact its operational capability, control environment, reputation, and ability to deliver its strategy and maintain market competitiveness. Prudential's current portfolio of transformation and significant change programmes include (i) the implementation of large scale regulatory changes; (ii) the expansion of the Group's digital capabilities and use of technology, platforms and analytics; and (iii) improvement of business efficiencies through operating model changes, including those relating to the Group's central, asset management and investment oversight functions. Programmes related to regulatory/industry change, such as those required to effect the discontinuation of inter-bank offered rates (IBORs) in their current form and the implementation of IFRS 17, are also ongoing. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in the disclosures on Risk Factors.

The Group therefore aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. Transformation risk oversight operates alongside the Group's existing risk policies and frameworks to ensure appropriate governance and controls are in place to mitigate these risks.
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Outsourcing and third-party risks. The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. The Group has a number of important third-party relationships, both with market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. In Asia, the Group maintains material strategic partnerships and bancassurance arrangements. These arrangements support the delivery of high level and cost-effective services to customers, but also create a reliance on the operational resilience and performance of outsourcing and business partners. The Group's requirements for the management of material outsourcing arrangements have been incorporated in its Group third-party supply and outsourcing policy, aligned to the requirements of the Hong Kong IA's GWS Framework, and which outlines the governance in place in respect of material outsourcing and third-party arrangements and the Group's monitoring and risk assessment framework. This ensures that appropriate contract performance and risk mitigation measures are in place over these arrangements. Third-party management is also included and embedded in the Group-wide operational risk framework (see below).
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Information security and data privacy risk. Risks related to malicious attacks on Prudential systems, service disruption, exfiltration of data, loss of data integrity and the impact on the privacy of our customer data continue to be prevalent, particularly as the accessibility of attacking tools available to potential adversaries increases. The frequency and sophistication of attacks, particularly in relation to ransomware, continues to grow globally. With a rapidly transforming technological landscape, continued expansion of Cloud services, including the adoption of a hybrid multi-cloud strategy partnering with third-party service providers, and the increased scrutiny from regulators against a backdrop of tightening data privacy regulations across Asia, security and privacy risks are material at the Group level. To mitigate the risk, the Group has adopted a holistic risk management approach, not only to prevent and disrupt potential attacks against Prudential systems but to also manage the recovery process should an attack take place successfully. It is also well understood that some attacks will still be successful despite the layered security control defence-in-depth methodology that Prudential and other mature organisations assume, and so it is essential that the Group's security strategy encompasses a cyber resilience theme focusing on its ability to respond and recover from an attack in order to maintain its reputation and customer trust.

Globally, ransomware and distributed denial of services (DDoS) attacks have increased markedly in 2022, in part driven by the Russia-Ukraine conflict. The Group has responded swiftly by leveraging threat intelligence information to configure security systems to mitigate any potential attacks, whether targeted or collateral, from these events. Prudential also has a number of defences in place to protect its systems from these types of attacks, including but not limited to: (i) DDoS protection for the Group's websites via web application firewall services; (ii) AI-based endpoint security software; (iii) continuous security monitoring; (iv) network-based intrusion detection; and (v) employee training and awareness campaigns to raise understanding of attacks utilising email phishing techniques. Cyber insurance coverage is in place to provide some protection against potential financial losses and the Group conducts simulation exercises for ransomware attacks to assess and develop the effectiveness of incident responses across its businesses. Cyber-attack simulation exercises have been carried out during the year to enhance preparedness.

The Group has not, to date, experienced or been affected by any cyber or data breaches which have had a material impact on its operations. However, as the Group continues to develop and expand digital services and emerging products, its reliance on third-party service providers and business partners who specialise in niche capabilities is also increasing. A number of supply chain attacks took place in 2022 with notable breaches of service disruption and infringements to data security, integrity or privacy on Prudential's service providers, which as a result directly impacted the Group's ability to service customers, maintain its reputation and comply with regulation and privacy requirements. As part of the remedial actions, the Group has continued to enhance its third-party management process including the enhanced security due diligence process when onboarding new business partners and the ongoing monitoring of key business partners.

The key material risks can be summarised into three threat areas: (i) ransomware attacks, (ii) supply chain compromise and (iii) service disruption caused by cyber threats. In order for the Group to manage these risks effectively, the security strategy encompasses the ongoing maturity and development of protective and detective controls, while further expanding and uplifting its ability to react to and recover from successful attacks on both the Group's system as well as third-party partner systems.

The Group's Information Security and Privacy strategy is structured with three key pillars:

-        Defending the nation - To expand coverage and maturity of protective and detective security controls in response to both the changing technology landscape, such as the adoption of new Cloud services, as well as the heightened threat actor risks. Within this pillar, continued focus on Africa business units remains in order to ensure the same maturity level as Asia-based business units is achieved.

-         Cyber resilience - To build on a number of existing security processes and formalise the development of an integrated cross-functional incident management framework that is regularly tried and tested. This includes further aligning Group incident management plans, business unit incident management plans and cyber security incident management plans along with executing a number of drills and tabletop exercises. The drills and exercises will be conducted at all levels including executive committee members and within the business units while bringing in critical key business partners such as cyber insurance providers and forensic investigation partners.

-         Enabling the digital journey - To focus on introducing and building out key security controls within the digital ecosystem to ensure continued enablement of the organisation's digital strategy while improving customer experience and data security within the digital ecosystem.

The centralised Technology Risk Management team leverages skills, tools and resources across different technology domains to provide advisory, assurance and operations support for holistic technology risk management including information security and privacy. The Group Technology Risk Committee provides Group-wide oversight of technology risks, including information security and privacy. Technology risk management is also performed locally within business units, with inputs from business information security officers and with oversight from local risk committees. The Board is briefed at least twice annually on cyber security and privacy by the Group Chief Information Security Officer (CISO) and is being engaged more closely on cyber resilience with executive-level cyber tabletop exercises and risk workshops conducted in 2022 and continuing in 2023 to ensure that members have the means to enable appropriate oversight and understand the latest threats and regulatory expectations. The Group Information Security, Privacy and Data policies were developed to ensure compliance with all applicable laws and regulations, and the ethical use of customer data. In addition, these policies consider the requirements of a range of supervisory guidelines including the international standards on information security (ISO 27001/27002) and the US National Institute of Standards and Technology's Cyber Security Framework. Localised regulations or legal requirements are addressed by local policies or standards.

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Model and user developed application (UDA) risk. Erroneous or misinterpreted tools used in core business activities, decision-making and reporting may have adverse consequences for Prudential. The Group utilises various tools to perform a range of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, and acquiring new business via digital platforms. Many of these tools are an integral part of the information and decision-making frameworks used at Prudential and errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage.

The Group has no appetite for model and UDA risk arising from failures to develop, implement and monitor appropriate risk mitigation measures. Prudential's model and UDA risk framework and policy applies a risk-based approach from the point of view of a broad range of stakeholders, including policyholders, in order to ensure appropriate and proportionate risk management is applied to all models and UDAs used across the business (including those under development).

Prudential's model and UDA risk is managed and mitigated using the following:
-       The Group's Model and UDA Risk Policy and relevant guidelines;
-       Annual risk assessment (including model limitations, known errors and approximations) of all tools used for core business activities, decision-making and reporting;
-       Maintenance of appropriate documentation for tools used;
-       Implementation of controls to ensure tools are accurate and appropriately used;
-       Tools are subject to rigorous and independent model validation; and
-       Regular reporting to the RCS function and relevant risk and Board committees to support the measurement and management of the risk.

Technological developments, in particular in the field of artificial intelligence (AI), pose new questions on risk oversight provided under the Group Risk Framework. An oversight forum for the use of AI and key ethical principles apply to the use of AI by the Group.

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Business disruption and operational resilience risk. The Group continually seeks to increase business resilience through adaptation, planning, preparation and testing of contingency plans and its ability to respond effectively to and operate through disruptive incidents. Business resilience is at the core of the Group's embedded Business Continuity Management (BCM) programme and framework that help to protect the Group's systems and its key stakeholders. The BCM programme and framework covers business impact analyses, risk assessments, and the maintenance and exercising of business continuity, incident management and disaster recovery plans. Business disruption risks are monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities reported to the Group Risk Committee.

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Financial crime risk. As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent insurance claims, transactions, or procurement of services, are made against or through the business); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk markets where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees, and concentration of exposure to politically-exposed persons may give rise to higher geopolitical risk exposure.

The Group-wide policies in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption risks reflect the values, behaviours and standards that are expected across the business. Screening and transaction monitoring systems are in place with ongoing improvements and upgrades being implemented where required, and a programme of compliance control monitoring reviews is in place across the Group. The Group has continued to strengthen and enhance its financial crime risk management capability through investment in advanced analytics and AI tools. Proactive detective capabilities are being implemented across the Group and delivered through a centralised monitoring hub, to further strengthen oversight of financial crime risks in the areas of procurement and third-party management. Risk assessments are performed annually at higher-risk locations. Due diligence reviews and assessments against Prudential's financial crime policies are performed as part of the Group's business acquisition process. The Group continues to undertake strategic activity to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection.

The Group has in place a mature confidential reporting system through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Group Audit Committee.

Group-wide framework and risk management for non-financial risks
The risks outlined above form key elements of the Group's non-financial risk profile. A Group-wide operational risk framework is in place to identify, measure and assess, manage and control, monitor and report effectively on all material operational risks across the business. Outputs from these processes and activities performed by individual business units are monitored by the RCS function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and the Board. The key components of the framework are listed below:
-       Application of a risk and control self-assessment (RCSA) process, where risk exposures are identified and assessed as part of a periodical cycle;
-       An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events;
-       An annual scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis; and
-       A risk appetite framework for non-financial risks that articulates the level of risk exposure the business is willing to tolerate and defines escalation processes for breaches of appetite.

These core framework components are embedded across Prudential via the Group Operational Risk Policy and accompanying standards, which set out the key principles and minimum standards for the management of operational risk within the Group's risk appetite. These sit alongside other risk policies and standards that individually engage with specific operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, detailed below. These activities are fundamental in maintaining an effective system of internal control, and ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy. These activities include:

-       Reviews of key operational risks and challenges within Group and business unit business plans during the annual planning cycle, to support business decisions;
-       Corporate insurance programmes to limit the financial impact of operational risks;
-       Oversight of risk management during the transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
-       Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments;
-       Internal and external review of cyber security capability and defences; and
-       Regular updating and risk-based testing of disaster recovery plans and the Critical Incident Procedure process.

Risks associated with the Group's joint ventures and associates
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). A material proportion of the Group's business comes from its joint venture and associate in the Chinese Mainland and India respectively. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. As such, the level of oversight, control and access to management information the Group is able to exercise over the extent of the exposure to material risks at these operations may be lower compared with the Group's wholly owned businesses. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in the disclosures on Risk Factors.

Insurance risks
Insurance risks make up a significant proportion of Prudential's overall risk exposure. The profitability of the Group's businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), and increases in the costs of claims over time (claim inflation). The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in the disclosures on Risk Factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value creating to do so rather than transferring the risk, and only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position.

Whilst most markets have moved, at difference paces, to an endemic approach in managing Covid-19, the impact of policyholders having deferred medical treatment during the pandemic (latent morbidity impacts) continues to be experienced in a number of markets. The implications from other factors such as long-term post-Covid-19 symptoms (although there is currently no consensus on the longer-term impact on morbidity) is being monitored. Inflationary pressures driving higher interest rates may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group's competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. A high inflation environment, and the broader economic effects of recessionary concerns, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges.

The principal drivers of the Group's insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia, a significant volume of health and protection business is written and the most significant insurance risks are persistency risk, morbidity risk, and medical claims inflation risk.

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Medical claims inflation risk: A key assumption in these markets is the rate of medical claims inflation, which is often in excess of general price inflation. Where the cost of medical treatment increases more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential, is a key risk. This risk is best mitigated by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Medical reimbursement downgrade experience (where the policyholder reduces the level of the coverage/protection in order to reduce premium payments) following any repricing is also a factor to be monitored by the Group's businesses. The risks to the Group's ability to reprice are included in the disclosures on Risk Factors.
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Morbidity risk: Prudential's morbidity risk is managed through prudent product design, underwriting and claims management, and for certain products, the right to reprice where appropriate. Prudential's morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business.
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Persistency risk: The Group's persistency assumptions reflect recent experience and expert judgement, especially where a lack of experience data exists, as well as any expected change in future persistency. Persistency risk is managed by appropriate controls across the product life cycle. This includes review and revisions to product design and incentive structures where required, ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality, appropriate customer disclosures and product collaterals, use of customer retention initiatives and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products.

Prudential's insurance risks are managed and mitigated using the following:
-       The Group's insurance policy, which sets out the Group's insurance risk appetite and required standards for effective insurance risk management by head office and local businesses, including processes to enable the measurement of the Group's insurance risk profile, management information flows and escalation mechanisms;
-       The Group's product and underwriting risk policy, which sets out the required standards for effective product and underwriting risk management and approvals for new, or changes to existing, products (including the role of the Group), and the processes to enable the measurement of underwriting risk. The policy also describes how the Group's Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products;
-       The Group's counter fraud policy, which sets out the required standards to enhance fraud detection, prevention and investigation activities. The policy also sets out the framework to tackle fraud that safeguards customers, protects local businesses and the Group's reputation and provides assurance that fraud risk is managed within appetite, and to protect resources to support sustainable business growth;
-       In product design and appropriate processes related to the management of policyholders' reasonable expectations;
-       The risk appetite statements, limits and triggers;
-       Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate;
-       Using reinsurance to mitigate mortality and morbidity risks;
-       Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
-       Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
-       The use of mystery shopping to identify opportunities for improvement in sales processes and training;
-       Using product repricing and other claims management initiatives in order to mitigate morbidity and medical expense inflation risk; and
-       Regular deep dive assessments.

Customer conduct risk
Prudential's conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group's commitment to meeting its customers' needs and expectations are met. The Group's customer conduct risk framework, owned by the Chief Executive Officer, reflects management's focus on customer outcomes.

Factors that may increase conduct risks can be found throughout the product life cycle, from the complexity of the Group's products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales and sales via online digital platforms. Prudential has developed a Group Customer Conduct Risk Policy which sets out five customer conduct standards that the business is expected to meet, being:
1      Treat customers fairly, honestly and with integrity;
2      Provide and promote products and services that meet customer needs, are clearly explained and that deliver real value;
3      Manage customer information appropriately, and maintain the confidentiality of customer information;
4      Provide and promote high standards of customer service; and
5      Act fairly and timely to address customer complaints and any errors found.

Prudential manages conduct risk via a range of controls that are assessed through the Group's conduct risk assessment framework, reviewed within its monitoring programmes, and overseen within reporting to its boards and committees.

As the pandemic-related initiatives and campaigns rolled out across markets to support customers expire (including customer cash benefits, goodwill payments, and extended grace periods for premium payments), the Group is monitoring the impact to customers to ensure they are treated fairly and with due care aligned with the Group's customer conduct risk framework. The virtual face-to-face sales processes and digital product offerings, rolled out in most markets during the pandemic, continue to be monitored for customer conduct, operational, regulatory compliance and commercial risks.

Management of Prudential's conduct risk is key to the Group's strategy. Prudential's conduct risks are managed and mitigated using the following:
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The Group's code of business conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group's fraud risk control programme;
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A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group's internal processes and the Speak Out program;
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Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance, or digital) and ecosystem, to ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments;
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Quality of sales processes and training, and using other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
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Appropriate claims management and complaint handling practices; and
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Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.

Risks related to regulatory and legal compliance

Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way it is conducted. The complexity of legal and regulatory (including sanctions) compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group's legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Group are complex. Regulatory risks cover a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either a national or international level. The breadth of local and Group-wide regulatory arrangements presents the risk that requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators. As the industry's use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues and the Group is monitoring emerging regulatory developments and standards on the governance and ethical use of technology and data. In certain jurisdictions in which Prudential operates there are a number of ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams, industry groups and regulators. Further information on specific areas of regulatory and supervisory focus and changes are included in the disclosures on Risk Factors.

Risk management and mitigation of regulatory risk at Prudential includes:
-       Proactively adapting and complying with the latest regulatory developments;
-       Group and business unit-level compliance oversight and risk-based testing in respect of adherence with regulations;
-       Close monitoring and assessment of our business and regulatory environment and strategic risks;
-       The explicit consideration of risk themes in strategic decisions;
-       Ongoing engagement with national regulators, government policy teams and international standard setters; and
-       Compliance oversight to ensure adherence with in-force regulations and management of new regulatory developments.

Notes
1         Excluding assets held to cover linked liabilities and those of the consolidated investment funds.
2         Based on middle rating from Standard & Poor's, Moody's and Fitch. If unavailable, NAIC and other external ratings and then internal ratings have been used.
3         Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other.

Shareholder information

Form 20-F
Prudential will file Form 20-F with the Securities and Exchange Commission shortly and it will be available in due course on the Prudential plc website.

Forward-looking statements
This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to ESG, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

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current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the Russia-Ukraine conflict and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability;

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asset valuation impacts from the transition to a lower carbon economy;

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derivative instruments not effectively mitigating any exposures;

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global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;

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the longer-term impacts of Covid-19, including macro-economic impacts on financial market volatility and global economic activity and impacts on sales, claims, assumptions and increased product lapses;

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the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;

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given Prudential's designation as an Internationally Active Insurance Group, the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors;

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the physical, social, morbidity/health and financial impacts of climate change and global health crises, which may impact Prudential's business, investments, operations and its duties owed to customers;

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legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to ESG reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);

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the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);

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the impact of competition and fast-paced technological change;

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the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates;

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the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;

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the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's employees;

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the availability and effectiveness of reinsurance for Prudential's businesses;

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the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;

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disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform;

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the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;

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the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and

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the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of Prudential's 2022 Annual Report and any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Annual Report on Form 20-F.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of Prudential's 2022 Annual Report and any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Annual Report on Form 20-F.

Cautionary statements
This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

Corporate governance codes - statement of compliance

The Company has dual primary listings in Hong Kong (main board listing) and London (premium listing), and has therefore adopted a governance structure based on the Hong Kong and UK Corporate Governance Codes (the HK and UK Codes). The Annual Report explains how the principles set out in the HK and UK Codes have been applied.

The Board confirms that, for the year under review, the Company has applied the principles and complied with the provisions of the UK Code. The Company has also complied with the provisions of the HK Code, other than Provision E.1.2(d) of the HK Code, which requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Code which recommends that the remuneration of non-executive directors be determined in accordance with the Articles of Association or, alternatively, by the Board. Prudential has chosen to adopt a practice in line with the recommendations of the UK Code.

The HK Code is available from www.hkex.com.hk

The UK Code is available from www.frc.org.uk

The Board also confirms that the financial results contained in this document have been reviewed by the Audit Committee.

2022 second interim dividend
Ex-dividend date	23 March 2023 (Hong Kong, UK and Singapore)
Record date	24 March 2023
Payment of dividend	15 May 2023 (Hong Kong, UK and ADR holders) On or around 22 May 2023 (Singapore)

The total number of Prudential plc shares in issue as at 31 December 2022 was 2,749,669,380. Each ordinary share carries the right to one vote on a poll at general meetings of Prudential plc. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, each of its duly authorised corporate representatives, has one vote.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 March 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ James Turner

James Turner
Group Chief Financial Officer